UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011.
Commission File Number: 001-31221
Total number of pages: 121

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 2, 2011	By:	/S/ OSAMU HIROKADO Osamu Hirokado
Head of Investor Relations
Information furnished in this form:

1. Earnings release for the fiscal year ended March 31, 2011

2. Results for the fiscal year ended March 31, 2011

3. Great East Japan Earthquake: Damage and Restoration Status

4. New Disaster Preparedness Measures

Earnings Release For the Fiscal Year Ended March 31, 2011	April 28, 2011 [U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for the general meeting of shareholders:	June 17, 2011
Scheduled date for dividend payment:	June 20, 2011
Scheduled date for filing of securities report:	June 20, 2011
Supplemental material on annual results:	Yes
Presentation on annual results:	Yes (for institutional investors and analysts)
(Amounts are rounded off to the nearest 1 million yen.)
1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2011 (April 1, 2010 — March 31, 2011)
(1) Consolidated Results of Operations

	(Millions of yen, except per share amounts)
					Income before		Net Income Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DOCOMO, INC.
Year ended March 31, 2011	4,224,273	(1.4)%	844,729	1.3%	835,338	(0.1)%	490,485	(0.9)%
Year ended March 31, 2010	4,284,404	(3.7)%	834,245	0.4%	836,157	7.1%	494,781	4.9%

Note: Comprehensive income:	For the fiscal year ended March 31, 2011: 450,909 million yen	(13.8)%
	For the fiscal year ended March 31, 2010: 523,091 million yen	28.9%

	Basic Earnings per Share	Diluted Earnings per Share
	Attributable to NTT	Attributable to NTT			Operating Income
	DOCOMO, INC.	DOCOMO, INC.	ROE	ROA	Margin
Year ended March 31, 2011	11,797.07 (yen)	—	10.3%	12.3%	20.0%
Year ended March 31, 2010	11,863.62 (yen)	—	11.0%	12.6%	19.5%

Note: Equity in net income (losses) of affiliates:	For the fiscal year ended March 31, 2011:	(5,508)million yen
	For the fiscal year ended March 31, 2010:	(852)million yen
(Percentages above represent changes compared to the corresponding previous year)
(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
					NTT DOCOMO, INC.
		Total Equity	NTT DOCOMO, INC.	Shareholders’	Shareholders’ Equity
	Total Assets	(Net Assets)	Shareholders’ Equity	Equity Ratio	per Share
March 31, 2011	6,791,593	4,877,594	4,850,436	71.4%	116,969.29 (yen)
March 31, 2010	6,756,775	4,662,446	4,635,877	68.6%	111,423.97 (yen)
(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from	Cash Flows from	Cash Flows from	Cash and Cash Equivalents
	Operating Activities	Investing Activities	Financing Activities	at Fiscal Year End
Year ended March 31, 2011	1,287,037	(455,370)	(421,969)	765,551
Year ended March 31, 2010	1,182,818	(1,163,926)	(260,945)	357,715
2. Dividends

						Total Cash
	Cash Dividends per Share (yen)					Dividends		Ratio of Dividends to
	End of the	End of the	End of the			for the Year	Payout	NTT DOCOMO, INC.
Date of Record	First Quarter	Second Quarter	Third Quarter	Year End	Total	(Millions of yen)	Ratio	Shareholders’ Equity
Year ended March 31, 2010	—	2,600.00	—	2,600.00	5,200.00	216,750	43.8%	4.8%
Year ended March 31, 2011	—	2,600.00	—	2,600.00	5,200.00	215,991	44.1%	4.6%
Year ending March 31, 2012 (Forecasts)	—	2,800.00	—	2,800.00	5,600.00		46.3%
3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2012 (April 1, 2011 — March 31, 2012)

(Millions of yen, except per share amounts)
							Net Income		Basic Earnings per
					Income before		Attributable to		Share Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DOCOMO, INC.		NTT DOCOMO, INC.
Six months ending September 30, 2011	—	—	—	—	—	—	—	—	—
Year ending March 31, 2012	4,230,000	0.1%	850,000	0.6%	854,000	2.2%	502,000	2.3%	12,105.84
(Percentages above represent changes compared to the corresponding previous year)

4. Others

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the fiscal year ended March 31, 2011 which resulted in changes in scope of consolidation)

(2) Changes in significant accounting policies, procedures and presentation
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(3) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of March 31, 2011:	43,650,000 shares
	As of March 31, 2010:	43,790,000 shares

ii. Number of treasury stock:	As of March 31, 2011:	2,182,399 shares
	As of March 31, 2010:	2,184,258 shares

iii. Number of weighted average common shares outstanding:	For the fiscal year ended March 31, 2011:	41,576,859 shares
	For the fiscal year ended March 31, 2010:	41,705,738 shares

*	Presentation on the status of audit process:
This earnings release is not subject to the audit process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the audit process on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

*	Explanation for forecasts of operations and other notes:
Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain asumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2012, please refer to the attachment (pages 18 and 21).

CONTENTS OF THE ATTACHMENT

page
Contents of the Attachment	1

1. Information on Consolidated Results	2-22
(1) Operating Results	2-18
(2) Financial Review	19
(3) Profit Distribution	20
(4) Special Note Regarding Forward-Looking Statements	21-22

2. Condition of the Corporate Group	23-24

3. Management Policies	25-27
(1) Basic Management Policies	25
(2) Target Management Indicators	25
(3) Medium- and Long-Term Management Strategies	25
(4) Issues to be Addressed by the Group	25-27

4. Consolidated Financial Statements	28-33
(1) Consolidated Balance Sheets	28
(2) Consolidated Statements of Income and Comprehensive Income	29
(3) Consolidated Statements of Shareholders’ Equity	30
(4) Consolidated Statements of Cash Flows	31
(5) Going Concern Assumption	32
(6) Notes to Consolidated Financial Statements	32-33

5. Appendices	34-36
(1) Operating Data for the Fiscal Year Ended March 31, 2011	34
(2) Definition and Calculation Methods of ARPU and MOU	35
(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures	36

Earnings Release for the Fiscal Year Ended March 31, 2011
1. Information on Consolidated Results
(1) Operating Results
i. Business Overview
As Japan’s mobile telecommunications market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we developed our new corporate vision “Pursuing Smart Innovation: HEART” with the aim of achieving further growth and delivering new value to society.
In the fiscal year ended March 31, 2011, based on our medium-term action plan “Change and Challenge”, we continued to promote various measures aimed at improving customer satisfaction including, among other things, the enrichment of product lineup, improvement of billing plans and enhancement of after-sales support, which earned us excellent reviews from external research organizations. Positioning this fiscal year as the first year of the execution phase to realize the goals of our “Challenge” programs, we worked to further spread smartphones, launched a new LTE*-based communications service “Xi” (pronounced crossy) and implemented various other measures to respond to the diverse needs of customers. Also, we continued to streamline costs through initiatives such as the reduction of network-related costs and general expenses by measures such as integrating our call centers.
Following the Great East Japan Earthquake on March 11, 2011, some 6,700 base station equipment became temporarily inoperable due to failure of base station facilities, disruption of commercial power supply and/or transmission lines and other reasons. Immediately after the earthquake, we established Disaster Countermeasure Offices in our Tokyo headquarters and the Tohoku Regional Office, and with the help of other NTT Group companies and construction companies, mobilized a total of some 4,000 people to restore our mobile communications services as quickly as possible through the restoration of transmission lines, the deployment of mobile base station vehicles and power supply vehicles, and other measures.
For the fiscal year ended March 31, 2011, with respect to our cellular services revenues, although voice revenues decreased by ¥198.3 billion from the previous fiscal year due to a decline in voice ARPU, packet communications revenues increased by ¥106.0 billion as a result of our efforts to boost packet usage and expand the uptake of packet flat-rate services. Other revenues grew by ¥62.3 billion owing mainly to an increase in the subscriptions to “Mobile Phone Protection & Delivery Service.” Equipment sales revenues dropped by ¥30.1 billion primarily due to a decrease in the wholesale price per unit. Consequently, we recognized operating revenues of ¥4,224.3 billion (a decrease of ¥60.1 billion from the previous fiscal year). Operating expenses declined by ¥70.6 billion from the previous fiscal year to ¥3,379.5 billion as a result of a decrease in network-related costs achieved through efficient use of capital expenditures and other ongoing cost-cutting efforts. As a result of the foregoing, we recorded an operating income of ¥844.7 billion (an increase of ¥10.5 billion from the previous fiscal year). Income before income taxes was ¥835.3 billion and net income attributable to NTT DOCOMO, INC. was ¥490.5 billion.

*	LTE (Long Term Evolution) is a next-generation mobile communications standard developed as an advancement of the third-generation (3G) mobile phone system.

Notes:	1. The information in this earnings release is unaudited.

2. Amounts in this earnings release are rounded off.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
Consolidated results of operations for the fiscal year ended March 31, 2010 and 2011 were as follows:
<Results of operations>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2010	March 31, 2011	(Decrease)
Operating revenues	¥4,284.4	¥4,224.3	¥(60.1)	(1.4)%
Operating expenses	3,450.2	3,379.5	(70.6)	(2.0)

Operating income	834.2	844.7	10.5	1.3
Other income (expense)	1.9	(9.4)	(11.3)	—

Income before income taxes	836.2	835.3	(0.8)	(0.1)
Income taxes	338.2	337.8	(0.4)	(0.1)
Equity in net income (losses) of affiliates	(0.9)	(5.5)	(4.7)	(546.5)

Net income	497.1	492.0	(5.1)	(1.0)
Less: Net (income) loss attributable to noncontrolling interests	(2.3)	(1.5)	0.8	35.2

Net income attributable to NTT DOCOMO, INC.	¥494.8	¥490.5	¥(4.3)	(0.9)%

EBITDA margin*	36.6%	37.1%	0.5 point	—

ROCE before tax effect*	16.3%	16.1%	(0.2)point	—

ROCE after tax effect*	9.7%	9.5%	(0.2)point	—

*
EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 36.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
<Operating revenues>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2010	March 31, 2011	(Decrease)
Wireless services	¥3,776.9	¥3,746.9	¥(30.0)	(0.8)%
Cellular services revenues	3,499.5	3,407.1	(92.3)	(2.6)
- Voice revenues	1,910.5	1,712.2	(198.3)	(10.4)
Including: FOMA services	1,785.5	1,658.9	(126.7)	(7.1)
- Packet communications revenues	1,589.0	1,694.9	106.0	6.7
Including: FOMA services	1,558.3	1,679.8	121.6	7.8
Other revenues	277.5	339.7	62.3	22.4
Equipment sales	507.5	477.4	(30.1)	(5.9)

Total operating revenues	¥4,284.4	¥4,224.3	¥(60.1)	(1.4)%

Note: Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2010	March 31, 2011	(Decrease)
Personnel expenses	¥258.3	¥264.6	¥6.4	2.5%
Non-personnel expenses	2,122.9	2,077.6	(45.3)	(2.1)
Depreciation and amortization	701.1	693.1	(8.1)	(1.2)
Loss on disposal of property, plant and equipment and intangible assets	47.0	44.3	(2.7)	(5.8)
Communication network charges	281.9	261.3	(20.6)	(7.3)
Taxes and public dues	38.9	38.7	(0.2)	(0.6)

Total operating expenses	¥3,450.2	¥3,379.5	¥(70.6)	(2.0)%

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
ii. Segment Results
Mobile phone business—
As of March 31, 2011, the total number of our cellular services subscriptions was 58.01 million, posting a 1.93 million increase in comparison to the number as of March 31, 2010, and our full-year cellular churn rate was 0.47%. The aggregate number of subscriptions to “Fami-wari MAX 50” and other MAX discount programs introduced in August 2007 reached approximately 36.50 million, while the number of subscriptions to the “Value Plan” launched in November 2007 grew to approximately 41.30 million as of March 31, 2011. Although our packet ARPU increased in comparison to the previous fiscal year, due to the impacts of an expanded uptake of “Value Plan” and other factors, our aggregate cellular ARPU decreased 5.2% from the previous fiscal year to ¥5,070.
With regard to equipment sales, both equipment sales revenues and cost of equipment sold recorded a decrease compared to the previous fiscal year primarily due to a decline in purchase and wholesale price per unit.
As a result of the foregoing, operating revenues and operating income from mobile phone business for the fiscal year ended March 31, 2011, were ¥4,090.7 billion (a decrease of ¥77.0 billion from the previous fiscal year) and ¥856.7 billion (an increase of ¥11.1 billion from the previous fiscal year), respectively.
A summary of the specific initiatives implemented during the fiscal year ended March 31, 2011, is provided below:
<<No.1 Customer Satisfaction Ranking>>
Now that the Japanese mobile telecommunications market has entered a period of maturation, we have moved ahead with our business transformation programs from a customer-centric perspective in accordance with our “Change and Challenge” action plan, ensuring a thoroughly hands-on approach to serving customers and uniting the forces of the entire corporate group. We have constantly listened to the voices of our customers through various channels such as docomo Shops and call centers, and strived to respond to them in a steadfast manner. As a consequence, we were awarded the No. 1 ranking in the 2010 Japan Mobile Phone Service StudySM, a consumer satisfaction survey conducted by J.D. Power Asia Pacific*1.
We also received the highest marks among the mobile operators for our enterprise offerings in the 2010 Japan Business Mobile Phone Service StudiesSM by J.D. Power Asia for two consecutive years*2. In addition, we were awarded the highest ranking in the Nikkei BP Consulting customer satisfaction survey of mobile data device users*3for two consecutive years as well.
We were highly evaluated by a broad base of both consumer and enterprise users in various categories including after-sales support and call quality. However, we are determined not to be content with these achievements, and we are committed to continuing our all-out efforts to achieve further improvement in customer satisfaction.
*1:
J. D. Power Asia Pacific 2010 Japan Mobile Phone Service StudySM. Study results were based on responses obtained from 7,500 mobile phone users residing in Japan during the period between late July and August 2010. http://www.jdpower.co.jp/

*2:
J. D. Power Asia Pacific 2009-2010 Japan Business Mobile Telephone/PHS Service Customer Satisfaction Index StudySM. The study results were based on 3,222 responses from individuals responsible for supervising or deciding upon telephone services at 2,345 businesses with 100 or more employees. (Each respondent evaluated up to two mobile telephone/PHS providers.) http://www.jdpower.co.jp/

*3:
Nikkei BP Consulting Mobile data devices customer satisfaction survey. Results were based on responses to a web-based customer satisfaction survey of 1,600 data device users, conducted between March 10 and March 15, 2010. http://consult.nikkeibp.co.jp/consult/release/mobile100525.html

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
<<Spread of Smartphones>>
With the diffusion of packet flat-rate services, smartphones have been rapidly growing popular as a mobile device which users can enjoy the Internet, music or videos on large screens, or add various applications developed worldwide. To address the diversifying demands of smartphone users, we have enriched our smartphone lineup by releasing models such as XperiaTM *1 and GALAXY S, and implemented the following measures:
In conjunction with the release of XperiaTM on April 1, 2010, we created the “docomo market” portal for smartphones and started offering a wide array of content and applications that can be used on our smartphones.
Also, in September 2010, to improve our customers’ convenience, we launched the “sp-mode” service—an ISP*2 for smartphones that allows users to carry the same i-mode mail address after migrating to smartphones. In addition, we implemented various other measures including, among other things, the introduction of the “Osaifu-Keitai” electronic wallet capabilities on FeliCa-enabled smartphones and transplanting to smartphones the “docomo map navi” navigation service and other services previously accessible only via i-mode.
In addition, we introduced the “Monthly Support” program in March 2011. Under this program, customers with new smartphones will be given certain levels of discounts, which will vary by each model, on their monthly bills for up to 24 months.
As a result of these actions, the number of smartphones sold during the fiscal year ended March 31, 2011, increased significantly from the previous fiscal year to over 2.5 million units. The total number of “sp-mode” subscribers as of March 31, 2011, was 2.09 million.
*1:	Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB.

*2:	ISP (Internet Service Provider) is a service that provides access to the Internet.
<< Launch of Xi Service>>
On December 24, 2010, we launched the next-generation LTE service featuring high-speed, large-capacity and low-latency transmission under a new service brand, “Xi.” As of March 31, 2011, the total number of Xi base stations installed in the Tokyo/Osaka/Nagoya regions has grown to over 1,000. Customers who signed up for Xi are now enjoying comfortable data access at higher transmission speeds. By the end of March 2012, we plan to roll out a total of some 5,000 Xi base stations in prefectural capital-size cities across Japan to further expand areas in which users can enjoy comfortable data access.
For data access via Xi, we introduced dedicated billing plans “Xi Data Plan” and “Xi Data Plan Ninen”. The latter is a time-binding contract that offers cheaper monthly rates compared to the former to customers committing to a two-year subscription. In view of the limited area coverage in the initial phase, we commenced a special introductory offer “Xi Start Campaign” to provide subscribers with discounts on monthly charges through April 30, 2012.
Going forward, in addition to enhancing the transmission speeds of our existing services through the use of Xi, we will also aim to create a more comfortable communications environment that can satisfy the needs of our customers by delivering new services that take full advantage of LTE’s unique properties such as the distribution of long high-quality videos, tourist guide service using AR technology* and simultaneous translation service.
*
AR (Augmented Reality), through the use of computer technology, adds information to the physical reality which users perceive. It differs from “virtual reality” which presents a world completely created by methods such as computer graphics.

<<Promotion of Packet Usage>>
We implemented the following measures aiming to promote the use of packet communications services:
•
Integrated previously separate flat-rate packet billing plans for each handset type into “Pake-hodai Double” to make our billing structure simpler and easier to understand. Also made a downward revision to the maximum monthly charge for users accessing packet communication services via PCs or other external devices.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
•
Introduced new flat-rate plans to cater to diversified needs of customers. “Pake-hodai Flat” is a full flat-rate plan which provides unlimited access for a flat monthly rate ¥525 cheaper than the maximum monthly rate for smartphone use in our existing “Pake-hodai Double” plan. “Pake-hodai Double 2” is a two-tiered packet flat-rate plan which allows users to use more packets on a pay-as-you-go basis than under the existing two-tiered plan before usage reaches the monthly upper limit.

•
Launched a special discount campaign targeting users of “Flat-rate Data Plan Standard Value”, a flat-rate plan for customers using devices including data-only devices and 3G-enabled mobile Wi-Fi* routers on our network, in which the monthly maximum rate is reduced by ¥1,575 for one year after subscription. Also introduced new flat-rate plans, “Flat-rate Data Plan Flat Value”, a full flat-rate option in which the monthly maximum rate is set ¥525 cheaper than the “Flat-rate Data Plan Standard Value,” and “Flat-rate Data Plan Standard 2 Value”, a two-tiered plan which allows the use of more packets than the “Flat-rate Data Plan Standard Value” on a pay-as-you-go basis before reaching the monthly upper limit.

•
Launched “Ouen Student Discount” campaign targeted at students and their families. Under this campaign, the basic monthly charges of new student subscribers and their family members subscribing to “Type Simple Value” plan are reduced to ¥390 for up to three years, and the maximum monthly rates for subscribers of smartphones are reduced by ¥525.

•
Introduced “Otayori Photo Plan” and “Otayori Photo Plan Full” as new billing plans for our “Otayori Photo” digital photo frame service. Also launched “Otayori Photo Plan-Wari” discount plan, which offers discounts allowing users committing to a two-year subscription to use digital photo frame service starting from a minimum rate of ¥390 per month.

•	Enriched the content offered in “BeeTV”, “EveryStar” and various other services, as measures for further expanding the packet usage of light to medium users of i-mode.
•	Launched an electronic book service through “2Dfacto”online bookstore offered by 2Dfacto, Inc., a joint-venture company established by Dai Nippon Printing Co., Ltd., DOCOMO and CHI Group Co., Ltd.
*     Wi-Fi is a registered trademark of the Wi-Fi Alliance.
<<Introduction of New Services>>
Below is a list of new services launched during the fiscal year ended March 31, 2011.

Service name	Overview
sp-mode
An ISP service for smartphones that allows users to carry the same i-mode mail address (@docomo.ne.jp) after migrating to smartphones, and use various other services such as mail containing pictograms and decorations, content payment service, access restriction service and the Disaster Message Board Service, etc.

docomo market (for smartphones)
A portal for docomo smartphones containing a wide array of attractive content and applications. (In addition to recommended applications, users can easily obtain popular content such as news, video, electronic books and games, as well as docomo’s original content.)

docomo market (for i-mode)	A content store for i-mode that offers a rich variety of content.
• An applications store offering applications supplied by individual content developers in addition to high-quality applications provided by businesses.

• A music store offering approximately 1,000,000 pieces of music in broad categories

• A book store offering approximately 20,000 titles of popular comics, novels and practical guides, etc.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011

Service name	Overview

docomo map navi
A map/navigation service that offers various features to support customer’s individual behavior, such as current location map, search of nearby shops/facilities, navigation, driving information, train route finder, etc.

iBodymo
A mobile health-support service, taking advantage of the aspect that a mobile phone is carried around daily, which assists customers to have fun in raising health awareness and improving behavior in their daily lives.

docomo web mail
A service that allows i-mode subscribers to use a dedicated mail addresses (@dwmail.jp) for free, and view or send/receive emails via browsers of both PCs and mobile phones (In the case of mobile phones, the service can also be used with a special i-appli).

docomo Drive Net
An information delivery service for drivers which provides the latest map data or information on tourist spots, available parking lots, etc., in real time based on the car’s current location via DOCOMO’s network.

docomo one-time insurance
An insurance service offering four types of coverage (sport/leisure insurance, golfer insurance, domestic travel insurance and overseas travel insurance) that can be subscribed easily from a mobile phone on an as-needed basis only for the required period.

MD+
A free-of-charge membership-based information delivery service for doctors which provides access to medical content such as lectures by leading doctors in Japan and abroad, case studies based on actual clinical application, pharmaceutical information, etc., via PCs and smartphones.

Medical Brain	A membership-based information portal for medical professionals, allowing users to efficiently gather a broad range of information relating to medical care.
<<Enrichment of After-sales Support>>
We have been strengthening our after-sales support with the goal of further improving customer satisfaction. The number of cases handled in our after-sales support activities during the fiscal year ended March 31, 2011, is summarized below:
•	Field staff dispatch in principle within 48 hours after setting up an appointment with customers requesting coverage improvement, and area quality surveys conducted: approximately 52,000 cases.
•
Acceptance of mobile phones in “Mobile Phone Checking Service,” which provides free basic after-care, including checkups, minor repairs and cleaning at docomo Shops to help customers maintain their mobile phones in the best possible condition: approximately 7 million cases.

•
Total number of subscribers to “Mobile Phone Protection & Delivery Service”, a service which covers handset troubles such as loss, water exposure, and total damage, and delivers a replacement handset (refurbished handset* and new battery pack) with a telephone call from the customer: approximately 32 million.

*	Refurbished products are handsets collected from customers that have been repaired, had their covers replaced and undergone quality checks, and then reset to the same state as a new product.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
<<Reinforcement of Product Lineup>>
Below is a list of the principal new products released during the fiscal year ended March 31, 2011:

docomo Smartphone	Smartphones that can cater to the diverse needs of customers as a tool for enjoying web services.

(13 models including
XperiaTM arc (SO-01C)
MEDIAS (N-04C)
GALAXY S (SC-02B)
LYNX 3D (SH-03C)*1
REGZA Phone (T-01C)*2
BlackBerry®CurveTM 9300*3
Optimus chat (L-04C)
XperiaTM (SO-01B)
Optimus Pad (L-06C)
GALAXY Tab (SC-01C) )

docomo STYLE series	Distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest look.
(20 models including F-04C (109), SH-04C (Q-pot.), F-02C (ANTEPRIMA), N-01C(About a girl), N-02C, SH-02C, P-02C, F-05C, L-01C)

docomo PRIME series	Full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia.
(8 models including P-03C (LUMIX*4), N-03C (BURTON), F-01C, SH-01C)

docomo SMART series	Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives. (4 models: F-03C, P-01C, N-07B, SH-09B)

docomo PRO series	The most advanced high-spec mobile phones for those who love cutting-edge digital tools and can’t get enough of the newest, hottest technology. (4 models: SH-06C, L-03C, SH-05C, N-08B)

Raku-Raku PHONE series	An easy-to-use handset series designed on the concept of “user-friendly”, “simple”, “easy to read” and “peace of mind.” (Raku-Raku PHONE 7)

Concept phones	• The eco-friendly TOUCH WOOD™ mobile phone with a natural wooden body made from trees culled during forest-thinning operations. (SH-08C)

• A limited edition phone developed in partnership with French luxury crystal glass maker Baccarat. (SH-09C)

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011

Otayori Photo panel	Stylish, extra-thin wireless digital photo frame offering easy setup and large internal memory for instant transmission of photos taken by mobile phones. (Photo Panel 03)

Book reader	Compact e-book reader with 5.5-inch color touchscreen. Equipped with web browser for easy access to e-book services. (SH-07C)

Data communications devices	Data device for the Xi service for comfortable data access at higher speeds, and mobile Wi-Fi routers for easy Internet access via the FOMA network.

• Xi-enabled device (L-02C)

• Mobile Wi-Fi routers (2 models: BF-01B, HW-01C)

*1:	LYNX is a registered trademark of Sharp Corporation.

*2:	REGZA Phone is a trademark or registered trademark of TOSHIBA Corporation.

*3:	BlackBerry and related names and logos are trademarks or registered trademarks of Research In Motion Limited.

*4:	LUMIX is a trademark or registered trademark of Panasonic Corporation.
<<Reinforcement of Corporate Marketing>>
We have promoted the following initiatives to propose new values useful for the businesses of our corporate clients:
•
Released “F-05B” handsets equipped with a capability to read commercial bar codes for enterprise users, and “F-01B” phones equipped with various useful features for business users such as remotely customizable security features.

•	Released FOMA ubiquitous module “FOMA UM01-HW”, which can be incorporated into various devices for packet, voice and SMS services.
•
Started a new satellite phone service “Widestar II,” which provides data communications at lower charges and higher speeds than our conventional “Widestar” satellite phone service and also started marketing “handheld version terminal 01” and “maritime/in-vehicle version terminal 01” for “Widestar II.”

•	Launched a new discount service “Business Simple,” a plan which is simpler and easier to understand compared to various existing discount packages for enterprise users.
•
Introduced three types of billing plans (“docomo Authentication Plan,” “docomo One-time Authentication Plan” and “Client Authentication Plan”), which can be subscribed easily by small and medium-sized enterprises subscribing to a limited number of mobile phones, in our remote access service for enterprise users, “Business mopera Access Pro.” Also introduced “Business mopera Access Premium Xi Type” in conjunction with the launch of Xi LTE service.

•
Started offering “Mobile Marketing ASP Service,” which realizes CRM* by leveraging the capabilities of “Osaifu-Keitai” e-wallet, such as issuing membership certificates and distributing discount coupons.

•	Launched “simultaneous broadcast service” that enables instantaneous information sharing in multiple locations over a wide area using voice, facsimiles and email.
•	Started offering “Mobile Secure Desktop”, a cloud-type service for mobile workers to work safely outside the office using PCs or tablet devices, while preventing the risk of information leakage.

*:	CRM (Customer Relationship Management) refers to customer management systems which accumulate and manage customer information and customer correspondence records.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
<<Deployment of International Services>>
To allow customers travelling overseas to use our communication services free of any concern, we expanded the areas where our international roaming service is available, increased the number of overseas support counters and introduced flat-rate packet billing plans for overseas roaming users.
•	The number of countries/regions where international roaming for each service is available (as of March 31, 2011):
•	Voice/short message service (SMS): 213 countries/regions

•	Packet communications service: 177 countries/regions

•	Videophone service: 53 countries/regions
•	The number of cities where an overseas support counter was established to provide free battery charging service and handle inquiries pertaining to the use of mobile phone grew to 14.

•
Launched “Global Pake-hodai Service” for international roaming users, allowing them to use packet communications under a flat-rate billing scheme (billed per day) through an overseas mobile service provider designated by DOCOMO (available in 39 countries/regions as of March 31, 2011) to eliminate worries about their packet communications bill.

•
Launched “Phone Number Storage” and “Mail Address Storage” services to enhance the convenience of customers studying or working abroad for a long period of time, by allowing them to retain their FOMA phone numbers and mail addresses for up to three years.

<<Overseas Business Deployment>>
We have moved ahead with the deployment of our services through investments/alliances and constructed new collaborative partnerships in overseas markets.
•
The combined subscription count of our Indian partners TTSL*1 and TTML*2, in which we own equity stakes, grew to over 85 million following the launch of GSM service under the TATA DOCOMO brand. Through our joint efforts, TTSL became the first Indian private telecom operator to launch commercial 3G service.

•
net mobile AG, our German-based subsidiary engaged in mobile content distribution platform business, started offering “MANGA MODE”, a mobile comic distribution service on a mobile phone portal that can be used commonly by the users of major mobile operators in France.

•
Entered into a business collaboration agreement with China’s largest mobile operator, China Mobile Communications Corporation, and leading South Korean telecom operator, KT Corporation, to explore opportunities for collaboration in areas such as network technologies and common platforms.

*1:	Tata Teleservices Limited

*2:	Tata Teleservices (Maharashtra) Limited

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
Number of subscriptions by services, trend of ARPU and other operating data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	March 31, 2010	March 31, 2011	(Decrease)
Cellular services	56,082	58,010	1,928	3.4%
Cellular (Xi) services	—	26	—	—
Cellular (FOMA) services	53,203	56,746	3,542	6.7
Including: i-channel services	16,818	16,233	(585)	(3.5)
Including: i-concier services	4,200	6,224	2,024	48.2
Cellular (mova) services	2,879	1,239	(1,640)	(57.0)
packet flat-rate services	25,767	31,921	6,154	23.9
i-mode services	48,992	48,141	(851)	(1.7)
sp-mode services	—	2,095	—	—

Notes: 1.	Number of subscriptions to Cellular services, Cellular (FOMA) services and Cellular (mova) services includes Communication Module services subscriptions.

2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

3.
Number of subscriptions to packet flat-rate services includes subscriptions to “Pake-hodai Flat,” “Pake-hodai double,” “Pake-hodai double 2,” “Pake-hodai simple,” “Pake-hodai full,” “Pake-hodai,” “Biz-hodai,” “Xi data plan Ninen,” “Xi data plan,” “Flat-rate data plan Flat,” “Flat-rate data plan Standard,” “Flat-rate data plan Standard2” “Flat-rate data plan 64K,” and “Flat-rate data plan HIGH-SPEED” (Number as of March 31, 2010 includes subscriptions to “Biz-hodai double” and “Biz-hodai simple” in addition to the aforementioned plans.)

4.	Number of i-mode subscriptions includes Cellular (FOMA) i-mode subscriptions and Cellular (mova) i-mode subscriptions.
<Number of handsets sold and churn rate>

	Thousand units
	Year ended	Year ended	Increase
	March 31, 2010	March 31, 2011	(Decrease)
Cellular services	18,037	19,055	1,018	5.6%
Cellular (Xi) services
New Xi subscription	—	25	—	—
Change of subscription from FOMA or mova	—	1	—	—
Xi handset upgrade by Xi subscribers	—	0	—	—
Cellular (FOMA) services
New FOMA subscription	4,499	5,086	587	13.1
Change of subscription from Xi or mova	2,274	1,385	(889)	(39.1)
FOMA handset upgrade by FOMA subscribers	11,247	12,547	1,300	11.6
Cellular (mova) services
New mova subscription	10	7	(3)	(28.1)
mova handset upgrade by mova subscribers and change of subscription from Xi or FOMA	7	3	(4)	(56.1)

Churn Rate	0.46%	0.47%	0.01 point	—

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
<Trend of ARPU and MOU>

	Yen
	Year ended	Year ended	Increase
	March 31, 2010	March 31, 2011	(Decrease)
Aggregate ARPU* (Xi+FOMA+mova)	¥5,350	¥5,070	¥(280)	(5.2)%
Voice ARPU	2,900	2,530	(370)	(12.8)
Packet ARPU	2,450	2,540	90	3.7
Aggregate ARPU (FOMA)	5,480	5,120	(360)	(6.6)
Voice ARPU	2,900	2,520	(380)	(13.1)
Packet ARPU	2,580	2,600	20	0.8
Aggregate ARPU (mova)	3,460	3,280	(180)	(5.2)
Voice ARPU	2,870	2,720	(150)	(5.2)
Packet ARPU	590	560	(30)	(5.1)

MOU* (Xi+FOMA+mova) (minutes)	136	134	(2)	(1.5)%

*	See “5. (2) Definition and Calculation Methods of ARPU and MOU” on page 35 for definition and calculation methods.
Results of operations are as follows:
<Results of operations>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2010	March 31, 2011	(Decrease)
Operating revenues from mobile phone business	¥4,167.7	¥4,090.7	¥(77.0)	(1.8)%
Operating income from mobile phone business	845.6	856.7	11.1	1.3

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
Miscellaneous businesses—
<<Promotion of Credit Business>>
We have worked to expand the adoption of our credit brand “iD” and our credit service “DCMX” compatible with “iD”, which can be used as “Osaifu-Keitai” electronic payment solutions.
•
With respect to our credit brand “iD”, we have worked to increase the member stores where “iD” credit payment can be used, especially in places frequently visited by users in their everyday activities. We completed the roll-out of “iD” payment terminals in all outlets of Seven-Eleven and Mini-Stop convenience store chains nationwide by July 2010 and January 2011, respectively. Meanwhile, we started offering “iD” service for smartphones equipped with FeliCa IC chips from February 2011. As a result, the total number of “iD” reader terminals installed reached 510,000 units as of March 31, 2011 (an increase of 70,000 units compared to March 31, 2010), and the total number of “iD” subscribers reached 15.84 million as of March 31, 2011.

•
We also strived to increase the number of subscriptions and boost the usage of our mobile credit payment service, “DCMX”, by revising its loyalty point program, increasing the number of tie-up stores where users can earn “docomo Points”, expanding the number of virtual stores on our Internet shopping site “DCMX docomo Point mall” and conducting various other promotional campaigns. As a result, the combined subscriptions to the “DCMX” services reached 12.32 million as of March 31, 2011 (an increase of 1.06 million from March 31, 2010).

<<Others>>
In addition to the above-mentioned initiatives, we worked to increase our revenues through our home shopping service provided mainly through TV media, our mobile advertisement business primarily on i-mode sites, development and sales of various system solutions leveraging our mobile techniques and know-how, provision of high-speed Internet access service for hotel facilities and other measures mainly in the Asia-Pacific region.
In September 2010, our subsidiary, Multimedia Broadcasting, Inc.*, received the approval from the Ministry of Internal Affairs and Communications of Japan to become the sole commissioned carriage operator for providing nationwide multimedia broadcasting services for mobile devices. In January 2011, Japan Mobilecasting, Inc. was spun off as the operating company providing commissioned multimedia broadcasting services and started preparations toward the service launch scheduled in April 2012.
As a result, operating revenues from miscellaneous businesses for the fiscal year ended March 31, 2011, were ¥133.6 billion (an increase of ¥16.9 billion from March 31, 2010). Operating expenses were ¥145.6 billion (an increase of ¥17.5 billion) and operating loss from miscellaneous businesses was ¥12.0 billion.

*	On April 1, 2011, Multimedia Broadcasting, Inc. changed its name to mmbi, Inc.
Results of operations are as follows:
<Results of operations>

Billions of yen
Year ended	Year ended	Increase
March 31, 2010	March 31, 2011	(Decrease)
Operating revenues from miscellaneous businesses	¥116.7	¥133.6	¥16.9	14.5%
Operating income (loss) from miscellaneous businesses	(11.4)	(12.0)	(0.6)	(5.4)

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
iii. Trend of Capital Expenditures
Below summarizes the principal capital investments made in the fiscal year ended March 31, 2011.
<<Capital Expenditures for Telecommunications Facilities>>
•	We continued further quality enhancements of FOMA service areas meticulously responding to the requests from customers.
•
We also continually reinforced our network facilities to provide a comfortable communications environment to users of large-capacity content, and accommodate the growth in traffic resulting from the expanded uptake of smartphones, etc.

•
As a result of these measures, the total number of FOMA outdoor and indoor base stations installed as of March 31, 2011 grew to 62,800 and 29,200, respectively (an increase of 7,100 units and 4,400 units, respectively, from March 31, 2010). For Xi service, we completed the installation of 700 outdoor and 300 indoor base stations.

<<Initiatives Aimed for Efficiency and Cost Reduction>>
•
By facilitating the conversion into an IP-based network, we streamlined our network structure and pursued the integration and/or capacity expansion of our existing equipment, while continually working toward the reduction of equipment procurement costs.

•
We also constructed our service areas and achieved quality improvement in an efficient manner, using the optimal equipment among various options taking into consideration the surrounding environmental conditions, traffic volume and other factors.

As a result of an efficient implementation of the above measures, the total capital expenditures for the fiscal year ended March 31, 2011, decreased by 2.6% from the previous fiscal year to ¥668.5 billion.
<Capital expenditures>

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2010	March 31, 2011	(Decrease)
Total capital expenditures	¥686.5	¥668.5	¥(18.0)	(2.6)%
Mobile phone business	556.8	520.8	(36.1)	(6.5)
Other (including information systems)	129.7	147.7	18.0	13.9

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
iv. Impact of the Great East Japan Earthquake and Restoration Efforts
<<Damages of the Great East Japan Earthquake>>
Following the Great East Japan Earthquake on March 11, 2011, some 6,700 base station equipment became inoperable due to physical damages to these facilities, disruption of commercial power supply and transmission lines and other factors. With regard to docomo Shops, in the immediate aftermath of the earthquake, 159 out of 195 shops in the Tohoku region were forced to close temporarily, and a total of 90 shops including those located in the Kanto region were either completely or partially destroyed.
Immediately after the earthquake, we established Disaster Countermeasures Offices in our headquarters and the Tohoku Regional Office to create an organizational structure capable of close collaboration 24 hours a day, and activated the “Disaster Message Board Service”. In cooperation with other NTT Group companies and construction companies, we have worked to assess the damages and restore our communication facilities as quickly as possible and initiated support activities for disaster victims.
<< Restoration Activities>>
The specific actions undertaken by our group for the restoration of communication facilities and the support for disaster victims are as follows:
•	Restoration of Communication Facilities

In our efforts toward the restoration of damaged communication facilities, we mobilized a total of some 4,000 people, and deployed approximately 30 mobile base station vehicles, approximately 30 mobile power supply vehicles and approximately 400 units of portable power generators to supply electricity to base stations and other facilities where commercial power supply was disrupted. We also recovered the transmission lines through the use of optical fiber, micro-wireless circuits and satellite circuits, and deployed base stations employing a large zone scheme* on mountaintops and other locations to resume services as quickly as possible. In areas where access was restricted due to the accident at the Fukushima Daiichi Nuclear Power Plant, we used high-performance antennas to transmit signals from outside the 20-km exclusion zone and replaced the transmission lines inside exchange-office buildings within the 20-km exclusion zone. As a result of these efforts, most of the service areas near the nuclear power plant and along major trunk roads in its vicinity were restored, enabling the resumption of FOMA service.

*	“Large zone scheme” is a method to cover areas normally covered by multiple stations by utilizing a single station.
•	Initiatives for Securing Means for Communication

To assist the restoration of disaster-stricken areas, we rented to local administrative institutions and installed at evacuation shelters approximately 900 satellite mobile phones, approximately 1,700 mobile phones and approximately 300 tablet devices. We also established approximately 300 stations where mobile phones can be recharged for free using multi-chargers, solar chargers and other means.

•	Provision of “Disaster Message Board Service”

We activated the “Disaster Message Board Service” immediately after the earthquake to provide disaster victims with a means of communication. To allow a greater number of people to use this service, we expanded the areas from which messages can be posted to cover the entire nation within one week after the quake, and also enabled its use through smartphones.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
•	Reopening of docomo Shops

To offer assistance to customers whose mobile phones were damaged or lost due to the disaster, we strived to reopen our docomo Shops as quickly as possible. As of March 31, 2011, approximately 90% of our docomo Shops, excluding those in buildings that were severely damaged or those within the exclusion zone around Fukushima Nuclear Power Plant, have reopened. For customers living in areas near shops which could not resume operations, nearby docomo Shops provided on-site services to answer to their needs.

•	Provision of “Restoration Area Maps”

For the three prefectures of Iwate, Miyagi and Fukushima, which suffered the severest damages from the earthquake, we started providing the “Restoration Area Maps” (Japanese only) on our home page from March 20, 2011, to allow users to confirm on maps such details as areas where FOMA service is available, areas that have been restored or planned to be restored through the use of mobile base station vehicles, locations where satellite mobile phones and free recharging services are available and docomo Shops’ store information.

•	Support for Disaster Victims

To support our customers affected by the disaster, we provided various services such as the extension of payment deadlines on phone bills, discounts on handset repair charges and free data restoration service for handsets damaged due to water exposure. In addition, for customers affected by the disaster, we decided to refund the basic monthly fees and other charges for the periods when services were not available.

•	Launch of Charity Drive Website for Affected Areas, etc.

To support the disaster-stricken areas, we launched a website to collect donations from customers through “DOCOMO mobile remittance service”, “DOCOMO Points” and other methods. We have donated ¥780 million, which was collected through March 30, 2011. We have also started accepting donations through the sale of charity applications and content from April 2011, and a total sum of ¥120 million collected by April 13, 2011 was donated. In a separate effort, the Company made a disaster-relief donation of ¥500 million.

As expenses related to the disaster and the above-mentioned restoration and other initiatives, we recorded ¥7.1 billion in operating expenses for the fiscal year ended March 31, 2011. The main items comprising these expenses were losses on disposal of base station and other facilities, personnel and other expenses incurred in response for the disaster.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
v. Prospects for the Fiscal Year Ending March 31, 2012
As Japan’s mobile phone market continues to mature in line with the rise in cellular penetration rate, competition among operators is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, although decline in voice ARPU due to the penetration of “Value Plan” is projected, operating revenues for the fiscal year ending March 31, 2012 are estimated to be ¥4,230.0 billion, an increase of ¥5.7 billion from the prior fiscal year, primarily because of the projected increase in packet ARPU and equipment sales revenues as a result of our efforts to strengthen sales of smartphones, to accelerate the migration to “Xi,” and to boost subscribers’ packet usage. On the expense side, while recovery operations and enhancements in the disaster prevention system related to the Great East Japan Earthquake and the actions aimed for expanding future revenues and enhancing customer satisfaction are expected to be implemented, operating expense is estimated to be approximately the same level as that of prior fiscal year because we will also promote our various efforts to make our operations efficient. Accordingly, operating income is estimated to be ¥850.0 billion, an increase of ¥5.3 billion from the prior fiscal year.

	Billions of yen
	Year ended	Year ending
	March 31, 2011	March 31, 2012	Increase
	(Actual results)	(Forecasts)	(Decrease)
Operating revenues	¥4,224.3	¥4,230.0	5.7	0.1%
Operating income	844.7	850.0	5.3	0.6
Income before income taxes	835.3	854.0	18.7	2.2
Net income attributable to NTT DOCOMO, INC.	490.5	502.0	11.5	2.3
Capital expenditures	668.5	705.0	36.5	5.5
Adjusted free cash flows*	589.8	480.0	(109.8)	(18.6)
EBITDA*	1,565.7	1,573.0	7.3	0.5
EBITDA margin*	37.1%	37.2%	0.1 point	—
ROCE before tax effect*	16.1%	15.9%	(0.2)point	—
ROCE after tax effect*	9.5%	9.4%	(0.1)point	—

*
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 36.

The financial forecasts for the fiscal year ending March 31, 2012 are based on the forecasts of the following operation data:

	March 31, 2011	March 31, 2012	Increase
	(Actual results)	(Forecasts)	(Decrease)
Cellular services (million subscriptions)	58.01	59.96	1.95	3.4%
Cellular (Xi) services	0.03	1.03	1.00	—
Cellular (FOMA) services	56.75	58.93	2.18	3.8
Cellular (mova) services	1.24	—	(1.24)	—
i-mode services	48.14	44.44	(3.70)	(7.7)
Aggregate ARPU (Xi + FOMA + mova) (yen)	¥5,070	¥4,890	¥(180)	(3.6)
Voice ARPU	2,530	2,220	(310)	(12.3)
Packet ARPU	2,540	2,670	130	5.1

Notes: 1.	Number of i-mode subscriptions includes numbers of cellular (FOMA) and cellular (mova) i-mode subscriptions.

2.	See “5. (2) Definition and Calculation Methods of ARPU and MOU” on page 35 for definition and calculation methods.

*
The mobile communications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
(2) Financial Review
i. Financial Position

	Billions of yen
			Increase
	March 31, 2010	March 31, 2011	(Decrease)
Total assets	¥6,756.8	¥6,791.6	¥34.8	0.5%
NTT DOCOMO, INC. shareholders’ equity	4,635.9	4,850.4	214.6	4.6
Liabilities	2,094.3	1,914.0	(180.3)	(8.6)
Including: Interest bearing liabilities	610.3	428.4	(182.0)	(29.8)

Shareholders’ equity ratio (1)	68.6%	71.4%	2.8 point	—
Market equity ratio (2)*	87.7%	89.3%	1.6 point	—
Debt ratio (3)	11.6%	8.1%	(3.5)point	—

Notes: (1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets

(2)	Market equity ratio = Market value of total share capital** / Total assets

(3)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

*	See “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 36.

**	Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period
ii. Cash Flow Conditions
For the year ended March 31, 2011, net cash provided by operating activities was ¥1,287.0 billion, an increase of ¥104.2 billion (8.8%) from the prior fiscal year, mainly due to an increase in cash inflow resulting from collections of installment receivables for handsets and a decrease in the payment of income taxes.
Net cash used in investing activities was ¥455.4 billion, a decrease of ¥708.6 billion (60.9%) from the prior fiscal year. This was mainly due to an increase of proceeds from redemption of short-term investments, an increase of proceeds from redemption of short-term bailment for consumption to a related party and a decrease in purchases of non-current assets, which were partially offset by an increase in purchases of short-term investments of more than three months for cash management purpose.
Net cash used in financing activities was ¥422.0 billion, an increase of ¥161.0 billion (61.7%) from the prior fiscal year. This was mainly due to an increase in repayment of long-term debt and an increase in dividends paid.
The balance of cash and cash equivalents was ¥765.6 billion as of March 31, 2011, an increase of ¥407.8 billion (114.0%) from the prior fiscal year end.

	Billions of yen
	Year ended	Year ended	Increase
	March 31, 2010	March 31, 2011	(Decrease)
Net cash provided by operating activities	¥1,182.8	¥1,287.0	¥104.2	8.8%
Net cash used in investing activities	(1,163.9)	(455.4)	708.6	60.9
Net cash provided by (used in) financing activities	(260.9)	(422.0)	(161.0)	(61.7)
Free cash flows (1)	18.9	831.7	812.8	—
Free cash flows excluding the effects of changes in investments for cash management purposes (2)*	416.9	589.8	172.9	41.5

Liabilities to cash flow ratio (3)	51.6%	33.3%	(18.3)point	—
Interest coverage ratio (4)	225.2	256.2	31.0	—

Notes: (1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

(3)	Liabilities to cash flow ratio = Interest bearing liabilities / Net cash provided by operating activities

(4)	Interest coverage ratio = Net cash provided by operating activities / Interest paid**

*	See “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 36.

**	Interest paid is disclosed on “Supplemental disclosures of cash flow information” in “4. (4) Consolidated Statements of Cash Flows” on page 31

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
(3) Profit Distribution
i. Basic Policies for Profit Distribution
Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments, while striving to strengthen its financial position and secure internal reserves. The Company will also continue to take a flexible approach regarding share repurchases. The Company intends to keep the repurchased shares as treasury stock and in principle to limit the amount of such treasury stock to approximately 5% of its total issued shares, and will consider retiring any treasury stock held in excess of this limit in a lump around the end of the fiscal year or at other appropriate times. According to the resolution of the board of directors, the Company repurchased 138,141 shares of its own common stock for an aggregate price of ¥20.0 billion during the fiscal year ended March 31, 2011 and the Company retired 140,000 of its treasury stock (approximately 0.3% of its common stock outstanding before the retirement) as of March 31, 2011.
In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its business domains through alliances with new partners.
ii. Dividend
The Company paid ¥2,600 per share as an interim dividend for the six months ended September 30, 2010 and plans to pay a year-end dividend of ¥2,600 per share, resulting in a total annual dividend of ¥5,200 per share for the year ended March 31, 2011.
iii. Prospect for the next fiscal year
The Company expects to pay a total annual dividend of ¥5,600 per share for the year ending March 31, 2012, consisting of an interim dividend of ¥2,800 and a year-end dividend of ¥2,800 per share.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
(4) Special Note Regarding Forward-Looking Statements
This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
(1)
Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3)
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

(5)
Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)
As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)	Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
(11)
Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
2. Condition of the Corporate Group
NTT DOCOMO, INC. primarily engages in mobile telecommunications services as a member of the NTT group, with NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) as the holding company.
The Company, its 127 subsidiaries and 27 affiliates constitute the NTT DOCOMO group (“DOCOMO group”) and operate business.
The segments of the DOCOMO group and the corporate position of each group company are as follows:
[Segment Information]

Business Segment	Main Business Areas
Mobile phone business	Cellular (Xi, FOMA, and mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

Miscellaneous businesses	Credit business, home shopping services, mobile advertisement business, high-speed Internet access service for hotel facilities and other measures, and other miscellaneous businesses

Note:	mova services will be terminated at the end of March 2012.
[Position of Each Group Company]
(1)	The Company engages in mobile phone and other businesses in Japan.

(2)
26 subsidiaries of the Company, each of which is entrusted with certain services by the Company, operate independently to maximize their expertise and efficiency. These subsidiaries are entrusted with part of the services provided by, or give assistance to, the Company.

(3)
There are 101 other subsidiaries and 27 affiliates, including, among others, entities engaged in the research of overseas mobile communications markets and technologies and overseas units established for the purpose of global business expansion or new business deployment.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
The following chart summarizes the description above:

Note: On April 1, 2011, Multimedia Broadcasting, Inc. changed its name to mmbi, Inc.	As of March 31, 2011

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
3. Management Policies
(1) Basic Management Policies
Under the corporate philosophy of “creating a new world of communications culture,” our corporate group aims to contribute to the realization of a rich and vigorous society by reinforcing our core business with a focus on popularizing the FOMA and Xi services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. We will also seek to maximize our corporate value in order to be greatly trusted and highly valued by our valued shareholders and customers.
(2) Target Management Indicators
As Japan’s mobile telecommunications market continues to mature, our group regards EBITDA margin as an important management indicator from the perspective of profitability, to further enhance its management effectiveness. We also consider ROCE an important management indicator in terms of efficiency in its invested capital (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities). The group will exert its utmost efforts to maintain EBITDA margin of at least 35% and achieve ROCE of at least 20% and attempt to maximize its corporate value.

Notes:

•	EBITDA margin = EBITDA / Operating revenues

•	EBITDA = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment

•	ROCE = Operating income / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

NTT DOCOMO, INC. shareholders’ equity and interest bearing liabilities are the average of the amounts at the end of the current fiscal year and the previous fiscal year.
(3) Medium- and Long-Term Management Strategies
We developed an action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” which covers initiatives to be implemented between the fiscal year ended March 31, 2009 and fiscal year ending March 31, 2013.
For more details concerning the action plan, please see our earnings release for the fiscal year ended March 31, 2009 (announced on April 28, 2009). No changes have been made to the descriptions contained in the said earnings release, which can be obtained via the following URL:
(NTT DOCOMO home page) http://www.nttdocomo.co.jp/english/corporate/ir/index.html
(4) Issues to be Addressed by the Group
Based on the aforesaid action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” in the fiscal year ending March 31, 2012, we will focus on the following priority items to make progress toward our goal to create a safe and secure society which is rich and comfortable for all, and also contribute to its continuous development.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
<<DOCOMO’s Change>>
As part of the “Change” programs, we have reviewed every aspect of our business operations—from products/services to customer care to network construction, with the aim of enhancing the satisfaction of our customers. While we received the No. 1 ranking in customer satisfaction in the fiscal year ended March 31, 2011, we are determined not to be content with the present achievements. We, joining the forces of the entire group, are committed to continuing our endeavors to further improve customer satisfaction.
<<DOCOMO’s Challenge>>
With respect to the “Challenge” programs, we position the fiscal year ending March 31, 2012 as the second year of the execution phase of our challenges, to provide services that are tailored to the lifestyle and individual needs of each customer and to contribute to the sustained development of society by providing solutions to pressing issues. We will promptly and steadily implement the following actions:
•
Expansion of packet usage: We will aim to increase packet ARPU by promoting subscriptions to flat-rate billing plans for packet access, accelerating subscribers’ migration to smartphones, acquiring more users through subscriptions to second mobile devices (e.g., data communications or tablet devices), and proliferating the use of video services.

•
Proliferation of smartphones: We will move ahead with our endeavors to offer attractive devices, transplant to smartphones “i-channel”, “i-concier” and various other services that have so far been provided only on i-mode phones, and introduce new services that take advantage of the unique properties of smarphones. We will also put in place organizational structures and systems, etc., to respond to the full-scale proliferation of the smartphone market.

•
Roll-out of the Xi service and network evolution: To further enrich the Xi service launched in December 2010, we will move ahead with the development of network, devices and services to establish a foundation for promoting a wide array of advanced mobile broadband services. We will also work to further expand network coverage.

•
Promotion and further advancement of service personalization: We will further advance “i-concier” and introduce this service on smartphones to support the daily life of each customer, and offer a rich portfolio of content tailored to their varying needs or usage opportunities.

•
Deployment of social-support services: We will continually strive to create new businesses with the full-scale launch of social-support services in fields such as environment, health management and finance, while actively seeking alliances with external partners to secure new revenue sources.

•
Introduction and promotion of converged services: We will aim to provide more convenient services which are comfortable to use, such as the “Otayori Photo Service,” “docomo Drive Net” navigation and electronic books, and to further expand machine-to-machine businesses which connect devices not incorporated into a network.

•
Further advancement of devices: We will strengthen the lineup of our smartphones and other products to cater to the needs of broader customer segments. We also plan to add more variety to the lineup of Xi-enabled mobile devices.

•
Collaboration of devices and networks: We will aim to realize advanced services by optimizing the allocation of functions between devices and networks, leveraging the high-speed, large-capacity and low-latency properties of LTE network.

•
Basic research aimed at new value creation: We will work on the verification of our research for creating businesses that contribute to the development of society and industries, and aim to realize a richer society that takes advantage of the characteristics of mobile communications. In particular, we will further advance our joint research on “Mobile Spatial Statistics.”

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
•
Expansion of international businesses: We will strive to expand the revenues streams from international businesses by further enriching our international services and enhancing our overseas service counters. We will also seek revenue expansion and sustained growth through overseas business deployment by allying with partners.

•
Domestic investments and alliances: We will endeavor to expand revenues and achieve sustained growth by creating new businesses and reinforcing our core business through the pursuit of investments and alliances in Japan. We will also drive innovation jointly with our partners and aim to create new values.

With respect to our actions in response to the Great East Japan Earthquake, in order to restore area quality to the pre-quake standards as quickly as possible, we are continuing our efforts in the restoration of communication and other facilities. Furthermore, taking this as a lesson, we are laying out a new disaster preparedness measure to realize swift responses in the event of a disaster. These measures include preventing interruption of communication services around major facilities, such as prefectural and municipal government offices across the country, and preparing responses in the case of interruptions in communications services affecting large areas and for long periods. We will continue to work towards providing our customers with safety and peace of mind.
Improvement of cost efficiency: To solidify our financial standing for sustained growth, we will optimize our nationwide operations and streamline our network- and sale-related costs.
Corporate Social Responsibility (CSR): Adhering to our CSR message, “We connect people to people, and people to their worlds. We open the door to the future,” we will listen to each individual customer and to society, and will drive innovation toward the future to create abundance and convenience in life and culture. Specifically, we will undertake various actions focusing on the four key areas of “the individual customer,” “consistent quality,” “safety and security” and “environmental protection.”
Operating income and return to shareholders: We will aim to achieve ¥850.0 billion in operating income for the fiscal year ending March 31, 2012, and endeavor to continue stable dividend payments.
Corporate governance: By establishing and operating an internal control system designed for lawful business conduct, we will continue to ensure compliance and risk management on all fronts of our group, and work to earn the trust and confidence of all stakeholders.

Names of companies or products presented in this document are the trademarks or registered trademarks of their respective organizations.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
4. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Millions of yen
					Increase
	March 31, 2010		March 31, 2011		(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥357,715		¥765,551		¥407,836
Short-term investments	403,010		141,028		(261,982)
Accounts receivable	838,226		762,411		(75,815)
Credit card receivables	126,009		160,446		34,437
Allowance for doubtful accounts	(15,633)		(18,021)		(2,388)
Inventories	141,277		146,357		5,080
Deferred tax assets	100,545		83,609		(16,936)
Prepaid expenses and other current assets	109,829		113,918		4,089

Total current assets	2,060,978	30.5%	2,155,299	31.7%	94,321

Property, plant and equipment:
Wireless telecommunications equipment	5,478,833		5,569,818		90,985
Buildings and structures	830,921		845,588		14,667
Tools, furniture and fixtures	516,084		507,914		(8,170)
Land	199,018		198,842		(176)
Construction in progress	83,608		95,251		11,643
Accumulated depreciation and amortization	(4,500,874)		(4,694,094)		(193,220)

Total property, plant and equipment, net	2,607,590	38.6%	2,523,319	37.2%	(84,271)

Non-current investments and other assets:
Investments in affiliates	578,095		525,456		(52,639)
Marketable securities and other investments	151,026		128,138		(22,888)
Intangible assets, net	628,691		672,256		43,565
Goodwill	198,436		205,573		7,137
Other assets	257,911		249,919		(7,992)
Deferred tax assets	274,048		331,633		57,585

Total non-current investments and other assets	2,088,207	30.9%	2,112,975	31.1%	24,768

Total assets	¥6,756,775	100.0%	¥6,791,593	100.0%	¥34,818

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥180,716		¥173,102		¥(7,614)
Short-term borrowings	78		276		198
Accounts payable, trade	632,437		609,337		(23,100)
Accrued payroll	54,580		54,801		221
Accrued interest	995		916		(79)
Accrued income taxes	185,890		162,032		(23,858)
Other current liabilities	133,466		122,704		(10,762)

Total current liabilities	1,188,162	17.6%	1,123,168	16.5%	(64,994)

Long-term liabilities:
Long-term debt (exclusive of current portion)	429,553		255,000		(174,553)
Accrued liabilities for point programs	151,628		199,587		47,959
Liability for employees’ retirement benefits	138,447		152,647		14,200
Other long-term liabilities	186,539		183,597		(2,942)

Total long-term liabilities	906,167	13.4%	790,831	11.7%	(115,336)

Total liabilities	2,094,329	31.0%	1,913,999	28.2%	(180,330)

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680		949,680		—
Additional paid-in capital	757,109		732,914		(24,195)
Retained earnings	3,347,830		3,621,965		274,135
Accumulated other comprehensive income (loss)	(37,379)		(76,955)		(39,576)
Treasury stock, at cost	(381,363)		(377,168)		4,195
Total NTT DOCOMO, INC. shareholders’ equity	4,635,877		4,850,436		214,559
Noncontrolling interests	26,569		27,158		589

Total equity	4,662,446	69.0%	4,877,594	71.8%	215,148

Total liabilities and equity	¥6,756,775	100.0%	¥6,791,593	100.0%	¥34,818

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
(2) Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Year ended		Year ended		Increase
	March 31, 2010		March 31, 2011		(Decrease)
Operating revenues:
Wireless services	¥3,776,909		¥3,746,869		¥(30,040)
Equipment sales	507,495		477,404		(30,091)

Total operating revenues	4,284,404	100.0%	4,224,273	100.0%	(60,131)

Operating expenses:
Cost of services (exclusive of items shown separately below)	900,642		896,502		(4,140)
Cost of equipment sold (exclusive of items shown separately below)	698,495		662,829		(35,666)
Depreciation and amortization	701,146		693,063		(8,083)
Selling, general and administrative	1,149,876		1,127,150		(22,726)

Total operating expenses	3,450,159	80.5%	3,379,544	80.0%	(70,615)

Operating income	834,245	19.5%	844,729	20.0%	10,484

Other income (expense):
Interest expense	(5,061)		(4,943)		118
Interest income	1,289		1,326		37
Other, net	5,684		(5,774)		(11,458)

Total other income (expense)	1,912	0.0%	(9,391)	(0.2)%	(11,303)

Income before income taxes	836,157	19.5%	835,338	19.8%	(819)

Income taxes:
Current	381,507		355,734		(25,773)
Deferred	(43,310)		(17,897)		25,413

Total income taxes	338,197	7.9%	337,837	8.0%	(360)

Equity in net income (losses) of affiliates, net of applicable taxes	(852)	(0.0)%	(5,508)	(0.2)%	(4,656)

Net income	497,108	11.6%	491,993	11.6%	(5,115)

Less: Net (income) loss attributable to noncontrolling interests	(2,327)	(0.1)%	(1,508)	(0.0)%	819

Net income attributable to NTT DOCOMO, INC.	¥494,781	11.5%	¥490,485	11.6%	¥(4,296)

Net income	¥497,108		¥491,993		¥(5,115)
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	15,096		(5,294)		(20,390)
Change in fair value of derivative instruments, net of applicable taxes	(63)		4		67
Foreign currency translation adjustment, net of applicable taxes	5,882		(27,902)		(33,784)
Pension liability adjustment, net of applicable taxes	7,425		(6,433)		(13,858)

Total other comprehensive income (loss)	28,340		(39,625)		(67,965)

Comprehensive income	525,448		452,368		(73,080)

Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,357)		(1,459)		898

Comprehensive income attributable to NTT DOCOMO, INC.	¥523,091	12.2%	¥450,909	10.7%	¥(72,182)

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,705,738		41,576,859		(128,879)

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥11,863.62		¥11,797.07		¥(66.55)

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
(3) Consolidated Statements of Shareholders’ Equity

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity					Total NTT
				Accumulated		DOCOMO,
		Additional		other	Treasury	INC.
	Common	paid-in	Retained	comprehensive	stock,	shareholders’	Noncontrolling	Total
	stock	capital	earnings	income (loss)	at cost	equity	interests	equity
Balance at March 31, 2009	¥949,680	¥785,045	¥3,061,848	¥(65,689)	¥(389,299)	¥4,341,585	¥1,723	¥4,343,308

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(27,936)			27,936	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(208,799)			(208,799)		(208,799)
Cash distributions to noncontrolling interests						—	(3)	(3)
Acquisition of new subsidiaries						—	22,588	22,588
Others						—	(96)	(96)
Comprehensive income
Net income			494,781			494,781	2,327	497,108
Unrealized holding gains (losses) on available-for-sale securities				15,096		15,096	0	15,096
Change in fair value of derivative instruments				(63)		(63)		(63)
Foreign currency translation adjustment				5,852		5,852	30	5,882
Pension liability adjustment				7,425		7,425		7,425

Balance at March 31, 2010	¥949,680	¥757,109	¥3,347,830	¥(37,379)	¥(381,363)	¥4,635,877	¥26,569	¥4,662,446

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(24,195)			24,195	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(216,350)			(216,350)		(216,350)
Cash distributions to noncontrolling interests						—	(1,243)	(1,243)
Acquisition of new subsidiaries						—		—
Others						—	373	373
Comprehensive income
Net income			490,485			490,485	1,508	491,993
Unrealized holding gains (losses) on available-for-sale securities				(5,293)		(5,293)	(1)	(5,294)
Change in fair value of derivative instruments				4		4		4
Foreign currency translation adjustment				(27,854)		(27,854)	(48)	(27,902)
Pension liability adjustment				(6,433)		(6,433)		(6,433)

Balance at March 31, 2011	¥949,680	¥732,914	¥3,621,965	¥(76,955)	¥(377,168)	¥4,850,436	¥27,158	¥4,877,594

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
(4) Consolidated Statements of Cash Flows

	Millions of yen
	Year ended	Year ended
	March 31, 2010	March 31, 2011
Cash flows from operating activities:
Net income	¥497,108	¥491,993
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	701,146	693,063
Deferred taxes	(44,550)	(22,563)
Loss on sale or disposal of property, plant and equipment	32,735	27,936
Impairment loss on marketable securities and other investments	4,007	13,424
Equity in net (income) losses of affiliates	2,122	10,539
Dividends from affiliates	12,854	12,757
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(1,056)	75,200
(Increase) / decrease in credit card receivables	(30,042)	(19,746)
Increase / (decrease) in allowance for doubtful accounts	242	2,469
(Increase) / decrease in inventories	(17,262)	(5,217)
(Increase) / decrease in prepaid expenses and other current assets	1,582	(2,753)
(Increase) / decrease in non-current installment receivable for handsets	13,860	7,029
Increase / (decrease) in accounts payable, trade	(21,227)	(30,988)
Increase / (decrease) in accrued income taxes	(53,765)	(23,805)
Increase / (decrease) in other current liabilities	(22,019)	(14,464)
Increase / (decrease) in accrued liabilities for point programs	57,605	47,959
Increase / (decrease) in liability for employees’ retirement benefits	(8,015)	14,203
Increase / (decrease) in other long-term liabilities	35,878	(8,791)
Other, net	21,615	18,792

Net cash provided by operating activities	1,182,818	1,287,037

Cash flows from investing activities:
Purchases of property, plant and equipment	(480,080)	(423,119)
Purchases of intangible and other assets	(245,488)	(250,757)
Purchases of non-current investments	(10,027)	(11,746)
Proceeds from sale of non-current investments	9,534	3,946
Acquisitions of subsidiaries, net of cash acquired	(29,209)	(7,678)
Purchases of short-term investments	(377,591)	(745,602)
Redemption of short-term investments	69,605	917,492
Long-term bailment for consumption to a related party	—	(20,000)
Short-term bailment for consumption to a related party	(90,000)	(20,000)
Proceeds from redemption of long-term bailment for consumption to a related party	—	110,000
Other, net	(10,670)	(7,906)

Net cash used in investing activities	(1,163,926)	(455,370)

Cash flows from financing activities:
Repayment of long-term debt	(29,042)	(180,075)
Proceeds from short-term borrowings	138,214	717
Repayment of short-term borrowings	(138,149)	(488)
Principal payments under capital lease obligations	(3,256)	(4,597)
Payments to acquire treasury stock	(20,000)	(20,000)
Dividends paid	(208,709)	(216,283)
Other, net	(3)	(1,243)

Net cash provided by (used in) financing activities	(260,945)	(421,969)

Effect of exchange rate changes on cash and cash equivalents	220	(1,862)

Net increase (decrease) in cash and cash equivalents	(241,833)	407,836
Cash and cash equivalents at beginning of year	599,548	357,715

Cash and cash equivalents at end of year	¥357,715	¥765,551

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥1,323	¥301
Cash paid during the year for:
Interest, net of amount capitalized	5,251	5,023
Income taxes	436,459	378,998
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,347	5,631
Acquisitions of shares through share exchange	15,023	—
Acquisitions of exchangeable bonds through share exchange	20,821	—
Acquisitions of shares through conversion of exchangeable bonds	26,326	—
Retirement of treasury stock	27,936	24,195

DOCOMO Earnings Release	Year Ended March 31, 2011
(5) Going Concern Assumption
None
(6) Notes to Consolidated Financial Statements
i. Segment Information
Segment information for the fiscal years ended March 31, 2010 and 2011 is as follows:

	Millions of yen
Year ended	Mobile phone	Miscellaneous
March 31, 2010	business	businesses	Corporate	Consolidated
Operating revenues	¥4,167,704	¥116,700	—	¥4,284,404
Operating expenses	3,322,064	128,095	—	3,450,159

Operating income (losses)	¥845,640	¥(11,395)	—	¥834,245

Assets	¥4,949,025	¥259,283	¥1,548,467	¥6,756,775

Depreciation and amortization	¥691,851	¥9,295	—	¥701,146

Capital expenditures	¥556,829	—	¥129,679	¥686,508

	Millions of yen
Year ended	Mobile phone	Miscellaneous
March 31, 2011	business	businesses	Corporate	Consolidated
Operating revenues	¥4,090,659	¥133,614	—	¥4,224,273
Operating expenses	3,233,925	145,619	—	3,379,544

Operating income (losses)	¥856,734	¥(12,005)	—	¥844,729

Assets	¥4,843,925	¥286,338	¥1,661,330	¥6,791,593

Depreciation and amortization	¥682,029	¥11,034	—	¥693,063

Capital expenditures	¥520,770	4,759	¥142,947	¥668,476

The “Corporate” column in the tables is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any specific business segment. Capital expenditures in the “Corporate” column include certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.
DOCOMO does not disclose geographical segments since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
ii. Other Footnote
Share Repurchase and Retirement
The meeting of the board of directors approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury	budget for share
Date of the meeting of the		stock to be repurchased	repurchase
board of directors	Term of repurchase	(Shares)	(Millions of yen)
December 17, 2010	December 20, 2010 – January 28, 2011	160,000	¥20,000
The aggregate number and price of shares repurchased for the fiscal year ended March 31, 2011 were as follows:

Year ended March 31	Shares	Millions of yen
2011	138,141	¥20,000
Based on the resolution of the board of directors, DOCOMO retired its own shares held as treasury stock in the fiscal year ended March 31, 2011 as shown in the following table. The share retirement resulted in a decrease of “Additional paid-in capital” in the same amount as the aggregate purchase price. There were no changes in the number of authorized shares.

Date of the board of directors	Shares	Millions of yen
March 28, 2011	140,000	¥24,195
iii. Subsequent Event
There was no significant subsequent event.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
5. Appendices
(1) Operating Data for the Fiscal Year Ended March 31, 2011
Full-year Forecast: as announced on April 28, 2011

		[Ref.]						[Ref.]
		Fiscal Year	Fiscal Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
		Ended Mar. 2010	Ended Mar. 31, 2011	(Apr.-Jun. 2010)	(Jul.-Sep. 2010)	(Oct.-Dec. 2010)	(Jan.-Mar. 2011)	Ending Mar. 31, 2012
		Full-year Results	Full-year Results	Results	Results	Results	Results	Full-year Forecast
Number of Subscriptions and Other Operating Data
Cellular
Subscriptions	thousands	56,082	58,010	56,515	56,895	57,210	58,010	59,960
Xi	thousands	—	26	—	—	1	26	1,030
FOMA (1)	thousands	53,203	56,746	54,162	54,940	55,572	56,746	58,930
Communication Module Service (FOMA)	thousands	1,081	1,606	1,212	1,349	1,463	1,606	—
mova	thousands	2,879	1,239	2,352	1,954	1,636	1,239	—
Communication Module Service (DoPa)	thousands	521	363	482	454	415	363	—
Prepaid	thousands	37	21	36	31	26	21	—
Packet Flat-rate Services Subscriptions (2)	thousands	25,767	31,921	27,491	28,905	30,174	31,921	—
Market Share (3) (4)%		50.0	48.5	49.7	49.3	48.9	48.5	—
Net Increase from Previous Period (4)	thousands	1,481	1,928	432	380	315	800	1,950
Xi	thousands	—	26	—	—	1	24	1,000
FOMA (1)	thousands	4,163	3,542	959	778	632	1,173	2,180
mova	thousands	(2,682)	(1,640)	(526)	(398)	(318)	(398)	(1,240)
Churn Rate (4)%		0.46	0.47	0.44	0.49	0.46	0.48	—
Number of Handsets (Xi+FOMA+mova) Sold (5)	thousands	18,037	19,055	4,615	4,630	4,342	5,469	—
i-mode
Subscriptions	thousands	48,992	48,141	49,061	48,914	48,530	48,141	44,440
FOMA	thousands	47,330	47,541	47,758	47,876	47,686	47,541	44,440
i-mode Subscription Rate (4)%		87.4	83.0	86.8	86.0	84.8	83.0	74.2
Net Increase from Previous Period	thousands	518	(851)	69	(146)	(385)	(390)	(3,700)
i-channel Subscriptions	thousands	16,818	16,233	16,757	16,747	16,493	16,233	—
i-concier Subscriptions	thousands	4,200	6,224	4,783	5,410	5,800	6,224	—
sp-mode
Subscriptions	thousands	—	2,095	—	270	936	2,095	7,230
ARPU and MOU
ARPU
Aggregate ARPU (Xi+FOMA+mova) (6)	yen/month/subscription	5,350	5,070	5,190	5,200	5,130	4,760	4,890
Voice ARPU (7)	yen/month/subscription	2,900	2,530	2,680	2,660	2,590	2,190	2,220
Packet ARPU	yen/month/subscription	2,450	2,540	2,510	2,540	2,540	2,570	2,670
ARPU Generated from International Services (8)	yen/month/subscription	80	90	80	90	90	90	90
Aggregate ARPU (FOMA) (6)	yen/month/subscription	5,480	5,120	5,260	5,260	5,180	4,790	4,910
Voice ARPU (7)	yen/month/subscription	2,900	2,520	2,670	2,660	2,580	2,180	2,220
Packet ARPU	yen/month/subscription	2,580	2,600	2,590	2,600	2,600	2,610	2,690
ARPU Generated from International Services (8)	yen/month/subscription	80	90	90	90	90	90	90
Aggregate ARPU (mova) (6)	yen/month/subscription	3,460	3,280	3,330	3,310	3,290	3,080	3,250
Voice ARPU (7)	yen/month/subscription	2,870	2,720	2,770	2,750	2,750	2,540	2,680
Packet ARPU	yen/month/subscription	590	560	560	560	540	540	570
ARPU Generated from International Services (8)	yen/month/subscription	0	0	0	0	0	0	20
MOU
MOU (Xi+FOMA+mova) (6)	minute/month/subscription	136	134	133	135	133	135	—
MOU (FOMA) (6)	minute/month/subscription	142	137	137	138	136	137	—
MOU (mova) (6)	minute/month/subscription	51	44	45	44	43	44	—
Others
DCMX Subscriptions (9)	thousands	11,260	12,321	11,640	11,950	12,120	12,321	12,960

*
Please refer to “5. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)
Sum of “Pake-hodai FLAT,” “Pake-hodai double/double 2,” “Pake-hodai simple,” “Pake-hodai full,” “Pake-hodai,” “Biz-hodai,” “Xi Data Plan Ninen,” “Xi Data Plan,” “Flat-rate data plan FLAT (includes Value),” “Flat-rate data plan Standard/Standard 2 (includes Value),”

“Flat-rate data plan 64k (includes Value)” and “Flat-rate data plan HIGH-SPEED (includes Value).”

(Number of subscriptions for the fiscal year ended March 31, 2010 includes subscriptions to “Biz-hodai double” and “Biz-hodai simple” in addition to the aforementioned plans.)

(3)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(4)	Data are calculated including communication module services subscriptions.

(5)
Sum of new subscriptions, change of subscription from FOMA/mova to Xi, Xi/mova to FOMA, Xi/FOMA to mova, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers and mova handset upgrade by mova subscribers

(6)
Data are calculated excluding communication module services-related revenues and communication module services subscriptions, and Phone Number Storage and Mail Address Storage services-related revenues and those subscriptions.

(7)	Inclusive of circuit-switched data communication

(8)	Inclusive of voice communication and packet communication

(9)	Inclusive of DCMX mini subscriptions

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2011
(2) Definition and Calculation Methods of ARPU and MOU
i. Definition of ARPU and MOU
a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.
ii. ARPU Calculation Methods
a.	ARPU (Xi+FOMA+mova)

•	Aggregate ARPU (Xi+FOMA+mova) =	Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova)

•	Voice ARPU (Xi+FOMA+mova):	Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova)

•	Packet ARPU (Xi+FOMA+mova):	Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges)/ No. of active subscriptions (Xi+FOMA+mova)
b.	ARPU (FOMA)

•	Aggregate ARPU (FOMA) =	Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA):	Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

•	Packet ARPU (FOMA):	Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)
c.	ARPU (mova)

•	Aggregate ARPU (mova) =	Voice ARPU (mova) + Packet ARPU (mova)

•	Voice ARPU (mova):	Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

•	Packet ARPU (mova):	Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)
iii. Active Subscriptions Calculation Methods
Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period
Note: Subscriptions and revenues for communication module services and Phone Number Storage and Mail Address Storage services are not included in the ARPU and MOU calculations.

DOCOMO Earnings Release	Year Ended March 31, 2011
(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures
The reconciliations for the year ending March 31, 2012 (forecasts) are provided to the extent available without unreasonable efforts.
i. EBITDA and EBITDA margin

	Billions of yen
	Year ending
	March 31, 2012	Year ended	Year ended
	(Forecasts)	March 31, 2010	March 31, 2011
a. EBITDA	¥1,573.0	¥1,568.1	¥1,565.7

Depreciation and amortization	(687.0)	(701.1)	(693.1)
Loss on sale or disposal of property, plant and equipment	(36.0)	(32.7)	(27.9)

Operating income	850.0	834.2	844.7

Other income (expense)	4.0	1.9	(9.4)
Income taxes	(346.0)	(338.2)	(337.8)
Equity in net income (losses) of affiliates	(6.0)	(0.9)	(5.5)
Less: Net (income) loss attributable to noncontrolling interests	—	(2.3)	(1.5)

b. Net income attributable to NTT DOCOMO, INC.	502.0	494.8	490.5

c. Operating revenues	4,230.0	4,284.4	4,224.3

EBITDA margin (=a/c)	37.2%	36.6%	37.1%
Net income margin (=b/c)	11.9%	11.5%	11.6%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
ii. ROCE after tax effect

	Billions of yen
	Year ending
	March 31, 2012	Year ended	Year ended
	(Forecasts)	March 31, 2010	March 31, 2011
a. Operating income	¥850.0	¥834.2	¥844.7
b. Operating income after tax effect {=a*(1-effective tax rate)}	503.2	493.9	500.1
c. Capital employed	5,330.9	5,113.5	5,262.5

ROCE before tax effect (=a/c)	15.9%	16.3%	16.1%
ROCE after tax effect (=b/c)	9.4%	9.7%	9.5%

Notes:	Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Effective tax rate:40.8%
iii. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Year ending
	March 31, 2012	Year ended	Year ended
	(Forecasts)	March 31, 2010	March 31, 2011
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥480.0	¥416.9	¥589.8

Irregular factors (1)	(170.0)	—	—
Changes in investments for cash management purposes (2)	—	(398.0)	241.9

Free cash flows	310.0	18.9	831.7

Net cash used in investing activities	(713.0)	(1,163.9)	(455.4)
Net cash provided by operating activities	1,023.0	1,182.8	1,287.0

Notes:	(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the year ended March, 2010 and 2011 includes changes in investments for cash management purposes. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2012 due to the difficulties in forecasting such effect.

iv. Market equity ratio

	Billions of yen
	Year ending
	March 31, 2012	Year ended	Year ended
	(Forecasts)	March 31, 2010	March 31, 2011
a. NTT DOCOMO, INC. shareholders’ equity	—	¥4,635.9	¥4,850.4
b. Market value of total share capital	—	5,924.7	6,062.6
c. Total assets	—	6,756.8	6,791.6

Shareholders’ equity ratio (=a/c)	—	68.6%	71.4%
Market equity ratio (=b/c)	—	87.7%	89.3%

Notes:	(1) Market equity ratio for the year ending March 31, 2012 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

(2) Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period

NTT DOCOMO, INC. Results for the Fiscal Year Ended March 31, 2011, and Principal Actions Planned for the Fiscal Year Ending March 31, 2012 April 28, 2011 Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

FY2010 Results Highlights Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 3

FY2010 Results Highlights/FY2011 Forecasts

U.S. GAAP

	FY2009 (Full-year) (1)	FY2010 (Full-year) (2)	Changes (1) → (2)	FY2011 (Full-year forecast) (3)	Changes (2) → (3)
Operating Revenues (Billions of yen)	4,284.4	4,224.3	-1.4%	4,230.0	+0.1%
Cellular Services Revenues (Billions of yen)	3,499.5	3,407.1	-2.6%	3,368.0	-1.1%
Operating Expenses (Billions of yen)	3,450.2	3,379.5	-2.0%	3,380.0	+0.0%
Operating Income (Billions of yen)	834.2	844.7	+1.3%	850.0	+0.6%
Income Before Income Taxes (Billions of yen)	836.2	835.3	-0.1%	854.0	+2.2%
Net Income Attributable to NTT DOCOMO, INC. (Billions of yen)	494.8	490.5	-0.9%	502.0	+2.3%
EBITDA Margin (%)*	36.6	37.1	+0.5 Points	37.2	+0.1 Points
Adjusted Free Cash Flow (Billions of yen) *	416.9	589.8	+41.5%	480.0	-18.6%

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investments for cash management purposes with original maturities of longer than three months.

* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 4

FY2010 Results Highlights (1)

■ FY2010 Results Highlights:

Results underscore the execution of "Change and Challenge" actions delivers success

Customer satisfaction improvement	Received No.1 customer satisfaction ranking (Consumer/Enterprise/Data communications) Maintained low churn rate: FY2010 full-year: 0.47%
Promotion of smartphones	FY2010 smartphone sales: 2.52 million units
Increase of packet ARPU	Steadfast YOY growth FY2010 packet ARPU: Up ¥90 FY2010 packet revenues: ¥106.0 billion (Up 6.7%)
Smooth launch of LTE	Xi service launch: 26,000 subs as of Mar. 31, 2011 Steadfast progress in base station roll-out: Approx. 1,100 BTSs as of Mar. 31, 2011
Expansion of new businesses	Increase of "other revenues" FY2010 "other revenues": Up ¥62.3 billion
Safety and security	Recovery from disaster

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 5

FY2010 Results Highlights (2)

Key factors behind YOY changes in operating income


Impact of "Value Plan":
Down approx. ¥100.0 billion
Decrease in voice revenues:
Down ¥198.3 billion
Increase in packet revenues:
Up ¥106.0 billion
Increase in other revenues:
Up ¥62.3 billion
Decrease in equipment sales revenues:
Down ¥30.1 billion
Decrease in equipment sales expenses*1:
Down ¥42.9 billion
Decrease in network-related costs*2:
Down ¥34.8 billion
Increase in disaster-related expenses:
Up ¥7.1 billion
Operating income
¥834.2 billion
Operating income
¥844.7 billion
Up ¥10.5 billion (+1.3%) year-on-year
Operating revenues:
Down ¥60.1 billion
Operating expenses:
Down ¥70.6 billion
FY2009
FY2010

*1: Sum of cost of equipment sold and distributor commissions

*2: Sum of communication networks charges, depreciation and amortization, loss on disposal of property, plant and equipment, and other costs (Exclusive of disaster-related expenses)

RESULTS FOR FY2010 April 2010 to March 2011

08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 ^^^ 28.459845 30.431967 32.717732 34.251705 34.752489 34.618411 35.417073 35.445583 35.708051 35.920191 36.461285 ^^^ 5.374915 5.758906 6.158318 6.440504 7.387002 8.557379 9.065471 9.995961 10.487128 10.858007 11.237435 ^^^ 0.627 0.668 0.712 0.742 0.764 0.779 0.793 0.804 0.812 0.818 0.822 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 ^^^ 1.59 5.29 8.89 12.96 16.483 20.82 23.99 27.029 29.669 32.711 35.129 37.07 38.946 41.251 ?^^ 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 0.980000000232827 0.984 0.992 0.988 0.9885 0.991 50%-OFF Monthly Charge Discount Plans/"Value Plan" 50%-Off Monthly Charge Discount Plans No. of subs & subscription rate "Value Plan" subscriptions/ "Value Course" selection rate (Million subs) (Selection rate: %) : 50%-OFF monthly charge discount plan subscription rate :No. of "MAX Discount"*2 subscriptions (Million subs) (Subscription rate: %) :No. of users subscribing to "Family Discount"*1+"Ichinen Discount" for over 10 years ^ Subscription rate of billing plans offering 50% discount on basic monthly charge grew to over 80%^^^Negative impact on revenues became insignificant ^ No. of "Value Plan" subs continues to expand after topping 40.00 million (70% subscription rate) : "Value Course" selection rate*3 : No. of "Value Plan" subscriptions *3: Percentage of users who chose "Value Course" among total users who purchased a handset using new handset purchase methods *1: Inclusive of "Office Discount" and "Business Discount" subscriptions *2: "Fami-wari MAX 50", "Hitoridemo Discount 50" and "Office-wari MAX 50"

Cellular(Xi+FOMA+mova)ARPU 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 11/1-3(4Q) FY2011 Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2570 2670 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 3030 2590 2680 2660 2590 2190 2220 YOY changes in packet ARPU (%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 2.1 2.1 3.3 3.7 4.1 4 5.1 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 80 90 90 90 90 (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 2370 2380 2390 (yen) ^ For an explanation on ARPU, please see slide "Definition and Calculation Methods of MOU and ARPU" in this document ^ FY2010 (full-year) aggregate ARPU: \5,070 (down 5.2% year-on-year) ^ ^^^^^^^^^^ packet ARPU: \2,540 (up 3.7% year-on-year) (Full-year forecast) FY2009 Aggregate ARPU: \5,350 (Down 6.3% year-on-year) Voice: \2,900 (Down 12.9% year-on-year) Packet: \2,450 (Up 2.9% year-on-year) FY2010 Aggregate ARPU: \5,070 (Down 5.2% year-on-year) Voice: \2,530 (Down 12.8% year-on-year) Packet: \2,540 (Up 3.7% year-on-year) 4,890 2,670 5,440 2,430 2,450 5,420 5,470 2,440 2,470 5,060 4,760 2,570 5,190 2,510 5,200 2,540 5,130 2,540 Exclusive of impact of "Monthly Support": \4,940 Exclusive of impact of "Monthly Support" \2,680 Exclusive of impact of "Monthly Support" \2,260

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q ^^ 989 1155 1198 1233 1060 1145 1329 1455 1210 1331 1256 1358 960 1023 886 1067 861 948 861 1066 987 1017 965 ^^^ 558 632 664 648 570 612 686 736 624 656 652 642 494.7 531.8 451.1 535.3 434.3 446.4 420 502.8 461 463 434 547 Total Handset Sales ^ Total no. of handsets sold in FY2010 (full-year): 19.06 million units (Up 5.6% year-on-year) ^ Aim to sell a total of 19.80 million units for FY2011 (full-year) (Up 3.9% year-on-year) FY2008 ^ Calculated based on financial results materials of each company ^^Handsets sold by TU-KA and EMOBILE are not included : Total no. of handsets sold (docomo + au + SOFTBANK) : Total no. of handsets sold (docomo) FY2009 (Million units) 5.32 FY2008 (full-year): 20.13 million (Down 21.8% year-on-year) 4.46 4.95 4.51 5.35 4.34 4.20 5.03 FY2009 (full-year): 18.04 million (Down 10.4% year-on-year) 16.0 12.0 8.0 4.0 0 4.61 FY2010 4.63 4.34 5.47 FY2010 (full-year): 19.06 million (Up 5.6% year-on-year)

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q ?^^-^^^ 0.85 0.94 0.74 0.68 0.51 0.52 0.44 0.52 0.44 0.46 0.45 0.49 0.44 0.49 0.46 0.48 ?^^-KDDI 0.97 1.03 0.89 0.9 0.87 0.75 0.65 0.77 0.64 0.72 0.67 0.85 0.75 0.73 0.68 0.75 ?^^-SB 1.46 1.42 1.21 1.19 0.98 0.98 0.91 1.13 1.05 1.24 1.16 2.01 1.02 0.96 0.91 Churn Rate ^ FY2010 (full-year) churn rate maintained low at 0.47% ^ Cellular (Xi+FOMA+mova) Churn Rate ^ MAX Discount services (Aug. 07) ^Value Course (Nov. 07) (%) FY2007 FY2008 FY2007 full-year churn rate: 0.80% FY2008 full-year churn rate: 0.50% FY2009 FY2009 full-year churn rate: 0.46% SoftBank KDDI (au) docomo ^ Based on financial results materials of each company FY2010 FY2010 full-year churn rate: 0.47%

FY2007 FY2008 FY2009 FY2010 FY2011 ?^^^^ 76.7 121.3 148.1 192.8 195 No. of Net Additions ^ No. of net additions acquired in FY2010 (full-year) grew to 1.93 million (up 450,000 or 30% year-on-year), as a result of properly responding to new demands for smartphones, data communications devices and photo frames, etc. ^ Net additions for FY2011 (full-year) projected to be 1.95 million 0.77 ^ No. of net additions (Million subs) 2.00 1.50 1.00 0.50 0 1.21 1.48 1.93 (Planned) 1.95

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 12/3 FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 2621.6 2908.8 3211.3 3552.9 3785.4 4004.26 4207.75 4394.93 4519.9 4644 4749 4904.03 5024.6 5125.8 5204.51 5320.3 5416 5494.04 5557.368 5677.11 5986 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 2545.6 2300.5 2010 1709.16 1499.1 1289.91 1107.3 943.84 842.8 749 666 556.04 461.8 392.8 339.1 287.9 235 195.42 163.6303 123.87 56.08 53.20 (94.9%) 49.04 (89.8%) 54.60 5.56 2.88 51.26 (92.9%) 3.93 55.19 52.05 (93.9%) 3.39 55.44 54.86 50.25 (91.6%) 4.62 59.96 (100%) 56.51 54.16 (95.8%) 2.35 56.89 54.94 (96.6%) 1.95 55.57 (97.1%) 57.21 1.64 56.77 (97.9%) 58.01 1.24 Subscriber Migration to FOMA / Xi (Million subs) Numbers in parentheses indicate the percentage of FOMA+Xi subscriptions to total cellular subscriptions ^2G mova/DoPa services to be terminated on March 31, 2012 ^Implement measures to facilitate smooth migration to FOMA/Xi, approaching existing 2G mova/DoPa subscribers on a continual basis 60.0 40.0 30.0 20.0 10.0 50.0 ^ Inclusive of communication module service subscriptions FY2008 FY2009 (Forecast) 0 FY2010 FY2011 mova:0.88 DoPa:0.36 mova DoPa 59.96

Prospects and Principal Actions Planned for FY2011 Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 13

FY2011 Results Forecasts Highlights

■ FY2011 Results Forecasts

Operating income: ¥850.0 billion (Inclusive of ¥20.0 billion negative impact of disaster restoration/new disaster preparedness measures)

⇒ Make up for the decline in voice revenues and secure income by increasing packet revenues and reducing various costs, etc.

■Key factors behind changes in operating income

〈FY10⇒FY11 (forecast)〉



Operating income
¥844.7 billion
Impact of "Value Plan" : Down ¥60.0 billion
Decrease in voice revenues: Down ¥170.0 billion
Increase in packet revenues: Up ¥140.0 billion
Improved profitability of equipment sales business: Up ¥60.0 billion
Increase in expenses for initiatives aimed at further growth: Down ¥50.0 billion
Efficiency improvement of other expenses, etc: Up ¥50.0 billion
Disaster restoration expenses: Down ¥20.0 billion
Operating income
¥850.0 billion
FY2010
FY2011(Forecast)

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 14

FY2011 Business Management Policies

- "Change" : Further improve customer satisfaction and maintain No. 1 ranking
- "Safety & Security" : Early recovery from disaster
- "Challenge" : Year of full-scale implementation of "Challenge" programs toward their realization

Change

Further improve customer satisfaction
- Maintain No. 1 ranking -

"Maintain No.1 amid rapid expansion of smartphone market"

Safety & Security

Early recovery from disaster/Execution of new disaster preparedness measures

Challenge (priority items)

(1) Achieve growth by increasing packet ARPU

(2) Promote adoption of smartphones

(3) Undertake actions to cultivate new growth areas

(4) Expand LTE Xi service and facilitate network evolution

(5) Achieve growth through investment/alliances (Japan/Overseas)

(6) Strengthen and improve efficiency of other core business

Step up efforts toward achievement of FY2012 operating income target of over ¥900.0 billion

Transformation into a "comprehensive service provider" centered on mobile communications

RESULTS FOR FY2010 April 2010 to March 2011

Customer Satisfaction Improvement Maintain No. 1 customer satisfaction ranking Products After-sales support & Customer responsiveness Billing plans Services Network Smartphone users New Feature phone users ^ Aim to maintain No. 1 ranking in overall customer satisfaction scores by improving the satisfaction of smartphone users ^Transition to smartphone-centric organizational structure/customer contact channel

^ FY2011 packet ARPU: Aim to achieve YOY increase of \140 (5.5%) (exclusive of impact of "Monthly Support" discounts) ^ FY2011 packet revenues: Aim to achieve YOY increase of \140.0 billion (8.0%) Historical growth of packet ARPU (Yen) Historical growth of packet revenues (Forecast) (Forecast) (Billions of yen) Growth of Packet ARPU/Revenues FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 ^^^^ 1880 2010 2200 2380 2450 2540 2670 \90 2,4 50 2,5 40 2,67 0 \140 Impact of "Monthly Support" discounts: Down \10 0 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 ^^^^ 11195 12422 13739 15117 1589 1694.9 1830 1,830.0 (+8.0%) 1,694.9 (+6.7%) 1,589.0 (+5.1%) Approx. \140 billion Approx. \110 billion 0

Packet revenues ^ According to an analysis of YOY increase in packet revenues: ^ i-mode made greatest contribution to YOY growth of approx. \110.0 billion in FY2010 ^ Contribution of smartphones to FY2011 YOY packet revenues growth (approx. \140.0 billion: forecast) expected to expand rapidly FY2011 (Forecast) \1,830.0 billion Up Approx. \140.0 billion FY2009 (Actual) \1,589.0 billion Up Approx. \110.0 billion YOY packet revenues growth (breakdown)* i-mode Smartphones Data communication, etc. FY2010 FY2011 Growth of Packet Revenues: Analysis FY2010 (Actual) \1,694.9 billion * Adjusted for the revenues from subscribers who have migrated between different services (e.g., i-mode, smartphones, data communications, etc) i^^^ ^^^^^^^ PC^^^^ ^^ 200 900 300 i^^^ ^^^^^^^ PC^^^^ ^^ 500 300 300 (Forecast)

SLIDE No. 18

Reversal of Voice and Packet ARPU

- FY2010 full-year packet ARPU grew to a level higher than voice ARPU
- Accelerate the growth of packet ARPU to halt the decline in aggregate ARPU within FY2011 and achieve a rebound in FY2012 or beyond

(Exclusive of impact of "Monthly Support" discounts)

ARPU Growth

Exclusive of negative revenue impact of "Monthly Support" discounts


(yen)
Aggregate ARPU ((1) + (2))
Halt decline of aggregate ARPU
Aggregate ARPU to rebound
(1) Voice ARPU
¥2,540
¥2,530
Packet ARPU to overtake voice ARPU
(2) Packet ARPU
2009
2010
2011
2012
(fiscal year)

Targets for FY2012

Halt the decline in aggregate ARPU within FY2011, and achieve a rebound in FY2012 or beyond

Promotion of smartphones

FY2011 target smartphone sales: 6.00 million

FY 2012: Aim to grow % of smartphones to over 50% of total devices sold

Packet usage expansion

Packet flat-rate services subscription rate*: 70%

*: Include subscriptions to "Pake-hodai", "Pake-hodai full", "Pake-hodai double", "Pake-hodai simple", "Pake-hodai double2", "Pake-hodai flat", flat-rate data plans and Xi data plans

*: Packet flat-rate services subscription rate= No. of packet flat-rate services subscriptions/(Total FOMA i-mode subs + No. of flat-rate subs without i-mode subscription + No. of data plan subs + No. of Xi data plan subs)

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 19

Smartphones (1)

- Enrich services provided on smartphones to further expand our revenues base
- Reorganize and optimize organizational structure to realize the above


Actions undertaken
FY2011 and beyond
Feature phones
Content
Music Video Game Book
Smartphones
"sp-mode"
mode
"Osaifu-Keitai" e-wallet
E-book service
2Dfacto
"docomo market"
Compatible with content payment capability
Compatible with Android market
i.ch
Incorporate various popular i-mode services in smartphones
Install services "uniquely available on smartphones"
Service integration

Structural reorganization/optimization to realize service integration

Reinforcement of product planning

Structure for integrated planning from devices to apps

Integrated content development

Unified contact point for content providers, concentration of resources

Establishment of Smart Communication Services Dept.

Transition to Android OS-centric development structure

Application-based service development

RESULTS FOR FY2010 April 2010 to March 2011

Call Center Handling Smartphones (2) ^ Strengthen customer contact channels in view of full-scale expansion of smartphone market and aim to increase no. of locations where customers can casually experience smartphones Expansion of touch and try opportunities Shift human resources to smartphones and increase no. of staff handling smartphone-related inquiries (people) FY2010 FY2011 ^^^ 570 460 ^^^ 310 630 i-mode, etc. Smartphones Aim to increase no. of "smartphone lounges" to at least 1 location per Regional Office

6^ 9^ 12^ FY2010 FY2011 ^^^^??^^ 31 58 126 2.5 6 Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan Feb Mar ^^^ 0.04 0.51 0.32 0.25 0.18 0.18 0.31 0.25 0.25 0.48 0.46 0.4 0.46 A^ 0.95 0.49 0.68 0.7 0.74 0.77 0.62 0.67 0.48 0.33 0.38 0.35 0.32 B^ 0 0 0 0.05 0.08 0.05 0.07 0.08 0.27 0.18 0.13 0.24 0.21 C^ 0.01 0 0 0 0 0.01 0 0 0 0.02 0.03 0.02 0.02 ^ FY2010 full-year smartphone sales reached 2.52 million units as a result of enriching product lineup and service offerings ^ Aim to sell 6.00 million units in FY2011 through further enrichment of product/services, e.g., raising the proportion of smartphones to approx. half of total new handsets planned for release in FY2011 Smartphone sales FY2011 (full-year) smartphone sales: 6.00 million units (Million units) 2.52 million (Target) Company A Launched sp-mode * Market share comparison of mobile carriers in mobile phone sales category for FY2010. Based on survey by GfK Japan that aggregates the sales records of devices installing either of the 4 OSs (Android/i OS/Windows Mobile/BlackBerry: tablet-type devices not included) at major mass retailers across Japan. (Based on survey by GfK Japan) Smartphones (3) Company B Company C docomo ^ Historical changes in market share of smartphones sold at mass retailers* Launched Xperia 2010 2011 Added new models, e.g. GALAXY S, etc.

Smartphones (4) ^ Enrich product lineup to expand the user base of smartphones ^ Increase the proportion of smartphones to over 50% of total devices planned for release in FY2011, while offering a lineup rich in design/color variations FY2010 FY2011 ^ ^ ^^ 81 19 FY2010/1Q purchaser breakdown* Women Men Women Men Increase design/color variations Provide easy-to-use interface Smartphone uptake by a broader user base 40+ age groups Women Smartphones to account for over 50% of total devices planned for release in FY2011 * Exclusive of subscriptions by enterprise accounts

08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 12/3 ^?^^^^^^^^^ 36.1723 37.359 38.4471 37.8151 38.4154 39.1283 39.737 41.1 42.02 43.88 43.4 44.4 44.8 ^?^^^^^^^^^ 8.2 9.8 11.9 15.6 19.6 28.1574 40.3056 54.8 64.98 76.99 91 110 198.6 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q ^^^^^^?^^ 4.1 4.5 5.1 6.4 8.4 13.1 16.5 19.9 15.1211 19.0363 19.9349 26 Data Communications * Total number of subscriptions to usage-based billing plans, "Flat-Rate Data Plan Standard", "Flat-Rate Data Plan 64K", and Xi data plan (including "Value Plans") (Million subs) 0.20 0.40 0.60 (1,000 units) 0.67 0.58 0.53 0.50 0.47 0.44 0.08 0.12 0.16 0.20 0.28 0.80 0.40 100 Data device sales Data plan* subscriptions 0.10 0.80 200 0.96 1.00 0.65 : Usage-based billing plans : Flat-rate data plans 1.20 1.07 0.55 0.77 1.21 Source: Nikkei BP Consulting "2nd Mobile data devices customer satisfaction survey: area coverage (outdoor), area coverage (indoor) , communications quality (disruption of connection), responsiveness of retailer/shop attendants, after-sales support scores" Data card use No. 1 satisfaction scores for: - Service area - Communication quality - Overall rating FY2010 ^FY2009 FY2008 1.40 0.91 1.34 Approx. 1.30 million FY2011 full-year sales target: Approx. 2.30 million Forecast as of Mar. 31, 2012: ^ Achieved FY2010 data communication device sales target of 800,000 units ^ Aim to sell approx. 1.30 million units in FY2011, by enriching variety of Xi-enabled devices (e.g., Xi-enabled mobile Wi-Fi routers planned for release in summer 2011) and leveraging our superior network quality (transmission speeds/area coverage) FY2010 full-year 0.80 million FY2009 full-year 0.58 million FY2008 full-year 0.26 million 2.30 1.10 1.54 (Forecast)

08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 ^^^^^^ 191 244 332 423 493 548 611 707 775 871 ^)^^^^^^ ^)^^^ ^)^^^^^^^^^ ^)^^^^^ 08/12 09/3 09/06 09/09 09/12 10/3 10/6 10/9 10/12 11/3 i^^^^^ 30 93 156 233.7 310.074 420 478.3 541 580 622.4 "i-concier" ^ No. of subscriptions (Million subs) 2.00 4.00 6.00 (titles) ^ No. of content posted on "iMenu" ^ Aim to further increase subscriptions by advancing the services through enhancement of ^ auto-GPS function (rain cloud alarm) and moving ahead with studies for "i-concier" introduction in smartphones Further service evolution Introduction in smartphones ^ Planned actions for FY2011 New auto-GPS services (rain cloud alarm) Targeted information delivery Sophisticated matching Info provider User More adequate & advanced behavior support 1.56 0.93 2.34 4.78 4.20 3.10 5.41 5.80 6.22 191 244 332 423 493 548 611 707 775 871 Feature phones Smartphones

SLIDE No. 25

Measures Against Growing Packet Traffic

- Continue steadfast facility roll-out to accommodate constant growth of packet traffic
- Expand Xi coverage and apply dynamic network control and data off-loading to maintain/improve network quality


(Total traffic)
Approx. 100% growth year-on-year
Approx. 70% growth year-on-year
2008
2009
2010
2011
(Forecast)


From "Secure FOMA capacity" / To "Xi coverage expansion"
HSDPA POP coverage 100%
Further improvement
LTE Xi launch
Coverage expansion

Measures

- Xi coverage expansion
- Dynamic network control (Transmission speed control)
- Data off-loading

RESULTS FOR FY2010 April 2010 to March 2011

LTE Service: Xi (1) ^ Plan to release Xi-enabled mobile Wi-Fi routers in summer 2011, and Xi-enabled tablet/smartphone in autumn/winter 2011 ^ Through the enrichment of product lineup, aim to expand Xi subscriptions to over 1.00 million in FY2011 FY2014: 15.00 million subs (target) Areas to be covered in July 2011 (planned) FY2011 1.00 million subs (million subs) ^ Subscriber expansion plan 0 0.5 1 15 FY2010 FY2011 (Planned) 0.026 FY2010 ^ Enrichment of Xi product lineup FY2011 1Q FY2011 2Q USB type Released Dec. 2010 ExpressCard type Released Apr. 2011 FY2011 3Q or beyond Xi-enabled Mobile Wi-Fi router Summer 2011 (Planned) Xi-enabled Tablet-type device Autumn 2011 (Planned) Xi-enabled smartphone Winter 2011 (Planned) FY2014 (Target) Further enrichment ^^^ ^ ^^^ ^

SLIDE No. 27

LTE Service: Xi (2)

- **Xi coverage to be expanded to 6 major cities in Japan** (Sapporo, Sendai, Kanazawa, Takamatsu, Hiroshima and Fukuoka) **in July 2011**
- **Aim to expand coverage to prefectural capital-size cities by Mar. 31, 2012**



FY2010
FY2011
FY2012
FY2013
FY2014
Xi-related CAPEX: Approx ¥26.0 billion
Approx. ¥100.0 billion
Approx. ¥170.0 billion
(From June)
Trial operation of commercial network
(Dec.)
LTE Xi service launched
▲ Data communication device
▲ Mobile Wi-Fi router (planned)
▲ Tablet-type device (planned)
▲ Handset-type device (planned)
Approx. 1,100 BTSs Approx. 8% POP coverage
No. of base stations: Approx. 5,000 BTSs Approx. 20% POP coverage
Approx. 15,000 BTSs Approx. 40% POP coverage
Approx. 35,000 BTSs Approx. 70% POP coverage
Further area expansion
Major cities across Japan
Prefectural capital-size cities
Tokyo/Nagoya/Osaka

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 28

Global Expansion (1)

- Capture new business opportunities in mobile data communication services, keeping an eye on the rapidly expanding global smartphone markets
- Enrich service offerings to short/long-term international travelers

		FY2010	FY2011
		Rapid expansion of smartphone market	Growth of mobile data market to accelerate on a global scale
Overseas business deployment	Content/ platform domain	Expand business areas and accumulate know-how primarily in mature markets using the resources of net mobile AG (net·m)	Continue initiatives to address growth markets mainly in the Asia-Pacific region Expansion of platform business and enhance added value of network business Global-level collaboration with various partners (Mutually coordinated)
	Network domain	Assistance for network/service expansion and transfer of know-how to growth markets	
International services	For short-term travelers	Launch of "Overseas Pake-hodai" (Sept. 2010)	Enrichment of "Overseas Pake-hodai" (Increase destinations, enrich overseas content)
		Enrichment of support counters (14 major cities worldwide)	Enhanced convenience of smartphone users
	For long-term travelers	"Phone Number Storage service" for long-term travelers	Phone service for Japanese living in USA (Provided by DOCOMO USA. Launched Apr. 2011)

RESULTS FOR FY2010 April 2010 to March 2011

3G expansion 09/4 5 6 7 8 9 10 11 12 10/1 2 3 4 5 6 7 8 9 10 11 12 11/1 2 ^^^ 36 36 37 39 44 47 51 54 57 60 63 66 68 70 72.534946 74.85022 76.943342 79.07 80.8 82.598138 84.233398 86.052323 87.654472 ^TTSL's total subscriptions increased steadily in FY2010 as a result of expanding services and network leveraging various types of assistance from DOCOMO ^ Plan to further accelerate growth in FY2011 by expanding 3G services Planned actions for FY2011 Aim for further growth FY2010 action results Steadfast increase of subscriptions GSM network construction and expansion 3G network roll-out and service launch Enrichment of value-added services Global Expansion (2) -TTSL/TTML (India) ^ No. of subscriptions* Total subscriptions: 87.65 million Market share: 11.1%* (As of Feb. 28, 2011) (Million subs) *: No. of subscriptions and market share are the total of GSM and CDMA services of TTSL and TTML (Source: TRAI) Support from DOCOMO, e.g., additional investment for reinforcement of 3G Service enrichment 3G subscriber growth Network expansion

SLIDE No. 30

Business Alliance with DeNA

- Comprehensive service collaboration in social gaming business both in Japan and abroad
- Japan: Offer services blending DOCOMO portal site and Mobage for both i-mode phones and smartphones
  Overseas: Aim to deploy businesses leveraging the resources of both companies

Domestic business alliance

Mobage for DOCOMO (To be started progressively from May 2011)

mobage

■ Earlier distribution of well-known titles

Popular game titles to be distributed exclusively to DOCOMO users ahead of competition

■ DOCOMO user privilege offered in sites

10-million "Moba Coin" sharing campaign, etc.

■ Easy-to-use and convenient payment

Provision of billing schemes both for i-mode and smartphones

Billed together with monthly phone bill

sp-mode content payment service

Overseas collaboration

Overseas deployment of social game business

DeNA

Planning/development of social games and platforms by DeNA overseas group company

×

NTT docomo

Extensive ties with overseas mobile carriers and developers primarily in Europe and Asia

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 31

E-Book Service

- Plan to enrich service offerings with the aim of providing hybrid services integrating physical and online bookstores
- Compatible with book readers and a wide variety of smartphones
  Introduced a multi-format viewer for enhanced convenience

E-Book service



2Dfacto powered by honto

- Compatible with various devices (docomo smartphones and book reader: 10 models)
- Support payment via sp mode
- Multi-format viewer

Subscriptions	No. of content
Approx. 100,000 (As of Mar. 2011)	Approx. 20,000 (As of Mar. 2011)

NTT docomo × DNP

Established joint-venture company with Dai Nippon Printing (DNP)

Full-scale service launched on Jan. 12, 2011

Future plans

- Coexistence of physical/digital stores -

- One-stop management of physical and electronic books (Bookshelf service)


Purchased online
Purchased at physical shop

- Point sharing with physical shops


Points

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 32

Multimedia Broadcasting for Mobile Devices

- mmbi Inc. (carriage operator providing nationwide multimedia broadcasting services for mobile devices), Japan Mobilecating, Inc. (commissioned broadcasting business operating company) and DOCOMO (carrier providing mobile devices) are all steadily moving ahead with preparations toward service launch scheduled 2012/spring mmbi

(Carriage operator for broadcasting service: planned)

mmbi, Inc.

(Changed corporate name on Apr. 1, 2011)

Provision of rich variety of entertaining content
Convergence with SNS, Twitter and other services

* Provision of disaster information also planned

Services to be provided (conceptual)


Storage-type broadcast (File casting)
Real-time broadcast (Streaming)
Music
Novels
Tickets
Movies
Disaster info.
Automatic storage of various content so they can be used at your pleasure
Concert
News
Sports
Real-time delivery of information you want to know

Japan Mobilecasting, Inc.

(License granted: Sep. 9, 2010
Established: Jan. 11, 2011)

JAPAN MOBILECASTING
(Commissioned broadcasting business operating company)

Steadfast roll-out of facilities
Provision at reasonable rates



Trial operation planned to start at Sumida TV transmit station (Tokyo Sky Tree) by Jan. 2012

* Photo provided by: Tobu Railway Co. Ltd. Tobu Tower Sky Tree Co. Ltd.

Household coverage at end of fiscal year

(planned)

At service launch	FY2012	FY2014
60%	73%	91%

NTT docomo
(Carrier providing devices)

Actively provide compatible handsets (smartphones, etc.)

Smartphones + Tablet devices

Mobile device (conceptual)



RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 33

Corporate Marketing

- Further reinforce our sales structure and after-sales support, aiming to win No. 1 customer satisfaction ranking for 3 straight years
- Focus on selling smartphones/tablets in a bundle with cloud-based and other solutions

No. 1 ranking in FY2009-2010 customer satisfaction survey for 2 straight years*

- Responsiveness of sales contact
- Service content
- Service quality
- Cost

Aim to receive No. 1 customer satisfaction ranking for 3 straight years

Actions to expand sales of smartphones/tablets to corporate users

Total solution

- Applications (services)
- Network
- Devices

Remote control | Operation support | · · ·

Groupware (cross-industry horizontal apps)
Specialized app for industry A
Specialized app for industry B

Cloud platform (applications, network services)

Smartphones/tablet devices

Security services

* Source: J.D. Power Asia Pacific 2009-2010 Japan Business Mobile Phone/PHS Service Customer Satisfaction Index Study^{SM}. Study results was based on 3,222 responses from individuals responsible for supervising or deciding upon telephone services at 2,345 businesses with more than 100 employees. (Each respondent evaluated up to two mobile telephone/PHS providers). www.jdpower.co.jp

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 34

Capital Expenditures

- Plan to continue investments for buildup of network facilities to accommodate growth of traffic and expansion of Xi service areas, etc.
- In addition, due to emergency CAPEX required to restore facilities damaged by the Great East Japan Earthquake and to implement to new disaster preparedness measures, total annual CAPEX for FY2011 estimated to be ¥705.0 billion


CAPEX
(Billions of yen)
Restoration & new disaster preparedness measures
Approx. 30.0
Impact of delayed capital spending due to disaster
Approx. 10.0
668.5
705.0
Restoration of disaster-stricken areas (full-scale restoration measures) :
Approx. ¥10.0 billion
Implementation of new disaster preparedness measures:
Approx. ¥20.0 billion
FY2010 (Actual)
FY2011 (Forecast)
Communication quality enhancement
Adequate facility buildup to accommodate growth of traffic
Expansion of Xi network
Further advance IP conversion of network
Stepped up measures for "safety & security"

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 35

Cost Efficiency Improvement

- Achieved ¥200.0 billion cost reduction target set forth in our medium-term vision 2 years ahead of plan
- Continue company-wide cost-cutting efforts in FY2011(¥40.0 billion)

Progress of cost reduction[*1] (Billions of yen)

Cost reduction achieved by the end of the fiscal year compared to FY2007

New areas for cost reduction: Sales | Network | R&D | Common | After-sales support

General expenses/ Integration of former regional subsidiaries

- Integrated operations upon the consolidation of former regional subsidiaries
- Promotion of best practices
- Continual efficiency improvement of use of general expenses

Network-related costs[*2]

- Continual efficiency improvement of use of CAPEX
- Promote ALL-IP conversion
- Construction of economical transmission network


Achieved ¥200.0 billion cost reduction target for FY2012 ahead of plan
150
60
90
200
90
110
240
40
90
110
FY2009
(Actual)
FY2010
(Actual)
FY2011
(Planned)

*1: Amount of reduction is the projected cost savings to be achieved by the end of the fiscal year compared to FY2007. *2: Sum of depreciation and communication network charges

RESULTS FOR FY2010 April 2010 to March 2011

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 ^^ 8083 8300 8342 8400 8500 9000 808.3 831.0 Over \900 billion 834.2 ^ FY2011 operating income forecast: \850.0 billion after factoring in expenses required for disaster recovery and new disaster preparedness measures ^ FY2012 operating income target of "over \900.0 billion" remains unchanged despite the impact of disaster 844.7 850.0 Income Target (billions of yen) (Actual) (Actual) (Actual) (Actual) (Planned) (Target) 20.0 Expenses for disaster recovery & new disaster preparedness measures

99^^ 00^^ 01^^ 02^^ FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 ?^? 1500 2000 4000 4000 4800 4800 5200 5200 5600 Return to Shareholders Dividend per share (yen/share) Payout ratio: 46% (Forecast) (Planned)^^ ^ Dividend: To be increased by \400/share to \5,600/share (FY2011 (planned) ) ^ Share repurchases: To be conducted flexibly in view of prevailing circumstances ^ As we believe returning profits to shareholders is one of the most important issues in our corporate management, we will review the returns to shareholders with a positive view taking into account the progress of achievement of our Medium-Term Vision

Names of companies, products, etc., contained in this document are trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 11/1-3(4Q) MOU (left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 137 138 133 133 135 133 135 YOY changes in MOU (right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 -0.7 -0.7 0 -1.5 -1.5 -3.6 1.5 Cellular (Xi+FOMA+mova) MOU ^ FY2010 MOU: 134 minutes (Down 1.5% year-on-year) ^For an explanation on MOU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation. (%) (minutes) FY08 full-year MOU: 137 minutes (Down 0.7% year-on-year) FY09 full-year MOU: 136 minutes (Down 0.7% year-on-year) FY09 full-year MOU: 134 minutes (Down 1.5% year-on-year)

Operating Revenues U.S. GAAP 2010/3 (Full year) 2011/3 (Full year) 2012/3 (Full year forecast) Cellular services revenues (voice, packet) 3499.5 3407.1 3368 Other revenues 277.5 339.7 369 Equipment sales revenues 507.5 477.4 493 (Billions of yen) (Billions of yen) ^ "International services revenues" are included in "Cellular services revenues (voice, packet)". 4,230.0 Down 1.4% 4,224.3 4,284.4

Operating Expenses U.S. GAAP 2010/3 (Full year) 2011/3 (Full year) 2011/3 (Full year forecast) (Incl.) Other non-personnel expenses 869.1 902.7 985.0 (Incl.) Revenue-linked expenses* 1,253.8 1,174.8 1,117.0 Non-personnel expenses 2122.9 2077.6 2102 Communication network charges 281.9 261.3 223 Loss on disposal of property, plant and equipment and intangible assets 47 44.3 54 Depreciation and amortization 701.1 693.1 687 Taxes and public duties 38.9 38.7 39 Personnel expenses 258.3 264.6 275 (Billions of yen) (Billions of yen) * Revenue-linked expenses: Cost of equipment sold + distributor commissions + loyalty program expenses 3,380.0 Down 2.0% 3,379.5 3,450.2

Capital Expenditures 2010/3 (Full year) 2011/3 (Full year) 2012/3 (Full year forecast) Mobile phone business (Other) 95.1 110.6 125 Mobile phone business (mova) 7.7 5.4 2 Mobile phone business (FOMA) 454 378.8 331 Mobile phone business (LTE) - 26 79 Other (information systems, etc.) 129.7 147.7 168 (Billions of yen) (Billions of yen) 705.0 Down 2.6% 668.5 686.5

SLIDE No. 44

Operational Results and Forecasts

					2010/3 (Full-year) (1)	2011/3 (Full-year) (2)	Changes (1) → (2)	2012/3 (Full-year forecast)
Cellular Phone	No. of Subscriptions (thousands)*1				56,082	58,010	+3.4%	59,960
		mova			2,879	1,239	-57.0%	0
		FOMA			53,203	56,746	+6.7%	58,930
		Xi			-	26	-	1,030
		i-mode			48,992	48,141	-1.7%	44,440
		sp-mode			-	2,095	-	-
		Communication Module Services			1,603	1,968	+22.8%	2,410
	Market share (%)				50.0	48.5	-1.5 Points	-
	Handsets sold (thousands) (including handsets sold without involving sales by DOCOMO)	Total handsets sold			18,037	19,055	+5.6%	-
			mova	New	10	7	-28.1%	-
				Replacement	7	3	-56.1%	-
			FOMA	New	4,499	5,086	+13.1%	-
				Migration from mova	2,274	1,385	-39.1%	-
				Other*2	11,247	12,547	+11.6%	-
	Churn rate (%)				0.46	0.47	+0.01 Points	-
	ARPU（Xi+FOMA+mova） (yen)*3				5,350	5,070	-5.2%	4,890
	MOU（Xi+FOMA+mova） (minutes)*3				136	134	-1.5%	-

*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)
*2 Other includes purchases of additional handsets by existing FOMA subscribers.
*3 For an explanation of MOU and ARPU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 45

FY2010/4Q Financial Results

US GAAP

	2010/1-3 (4Q) (1)	2011/1-3 (4Q) (2)	Changes (1) → (2)
Operating Revenues (Billions of yen)	1,042.0	1,015.1	-2.6%
Cellular Services Revenues (Billions of yen)	836.7	808.3	-3.4%
Operating Expenses (Billions of yen)	910.4	928.9	+2.0%
Operating Income (Billions of yen)	131.6	86.2	-34.5%
Income Before Income Taxes (Billions of yen)	134.5	86.7	-35.5%
Net Income attributable to NTT DOCOMO, INC. (Billions of yen)	75.4	46.5	-38.4%
EBITDA Margin (%) *	32.0	29.3	-2.7 Points
Adjusted Free Cash Flow (Billions of yen) *	-238.8	195.7	-18.1%

•Consolidated financial statements in this document are unaudited.
•Adjusted free cash flow excludes the effects of changes in investment for cash management purposes derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP and the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR FY2010 April 2010 to March 2011

SLIDE No. 46

Definition and Calculation Methods of MOU and ARPU

- **MOU (Minutes of Use): Average monthly communication time per subscription.**

- **ARPU (Average monthly Revenue Per Unit):**

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

- **Aggregate ARPU (Xi+FOMA+mova): Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova)**
  - **Voice ARPU (Xi+FOMA+mova):** Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova)
  - **Packet ARPU (Xi+FOMA+mova):** Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova)
- **Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)**
  - **Voice ARPU (FOMA):** Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)
  - **Packet ARPU (FOMA):** Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)
- **Aggregate ARPU (mova): Voice ARPU (mova) + Packet ARPU (mova)**
  - **Voice ARPU (mova):** Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)
  - **Packet ARPU (mova):** Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)

- **Active Subscriptions Calculation Methods:**

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module services and Phone Number Storage and Mail Address Storage services are not included in the ARPU and MOU calculations.

RESULTS FOR FY2010 April 2010 to March 2011

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations

NTT DOCOMO, INC. Great East Japan Earthquake: Damage and Restoration Status Apr. 28, 2011 Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberat e incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders. 1

NTT DOCOMO wishes to express its deepest sympathy to all those affected by the Great East Japan Earthquake. We are currently doing our utmost to bring about an earliest possible restoration of our communication facilities. With the cooperation of various parties concerned, services have been restored in nearly all areas through stopgap repair measures as of April 30, 2011. In the days ahead, we will continually devote our efforts toward full-scale restoration of the damaged facilities. We sincerely hope for an early recovery and extend our best wishes for the health and well being of all those affected by the earthquake. 2

Damage and Restoration Status #¡ Restoration Status of Service Areas As of Mar. 12 As of Apr. 26 Principal reasons for service disruption Direct damage from earthquake/tsunami (physical damage/ submersion, etc.) Transmission line disruption due to earthquake (optical fiber, etc.) Battery run-out due to long hours of power outage Service available 4,900 base station equipments Service interrupted Restored service areas to disrupted in Tohoku almost pre-earthquake levels 3

Restoration Progress & Outlook (Excluding areas within 30km radius of Fukushima Daiichi Nuclear Plant) #ESchedule for restoration: 248 stations by April 30, 2011; 59 stations by May 31, 2011; total 307 stations #EComplete restoration of 242 stations out of 248 stations planned to be restored by Apr. 30, 2011 (98%)#EComplete restoration of 289 stations out of total 307 stations to be restored (94%)#EAim to complete restoration of remaining 18 stations by May 31, 2011 307 Mountain areas, roads, tunnels, 12 12 etc. Restoration 59 6 methods (Scheduled 16 Difficult to access for completion due to road ,S,V damage, etc. by May 31) (Originally 47 scheduled for May) (Originally scheduled for May) Optical fiber/ stopgap optical fiber: 152 248 Completed 289 (Scheduled 280 Large zone from for completion mountain top, etc.: by Apr. 30) 67 Microwave transmission: 44 Satellite circuit: 26 As of Mar. 28 Apr. 26 Apr. 30 (planned) 4

Restoration Using Optical Fiber/Stopgap Optical Fiber Installed stopgap optical fiber Connected with existing optical fiber Installed temporary optical fiber aggregation node to replace damaged aggregation node Use of existing optical fiber : Stopgap optical fiber : existing optical fiber 5

Restoration Using Large Zone Scheme Actively apply large zone scheme* in high-elevation base stations * a method that covers areas normally covered by multiple stations with a single station Countermeasure 6

Restoration Using Microwave Transmission Disrupted optical fiber Countermeasure 7

Restoration Using Satellite Circuits Disrupted optical fiber, damage from tsunami Countermeasure 8

Restoration Status(Areas within 30km radius of Fukushima Daiichi Nuclear Plant) #ECompleted restoration of 51 stations out of total 68 stations located within 30km radius of Fukushima Daiichi Nuclear Plant (75%) 17 17 Restoration methods Optical fiber/ stopgap optical fiber: 23 68 Completed 51 51 Large zone from mountain top, etc: 28 As of Mar. 28 Apr. 26 Apr. 30 (planned) 9

Restoration Status (Areas near Fukushima Daiichi Nuclear Plant)

• Initiatives for restoring coverage in areas within 30km radius of Fukushima Daiichi Nuclear Plant



NTT buildings
Base stations
30KM
20KM
10KM
10KM
Hara-machi
Daiichi Nuclear Plant
Daini Nuclear Plant
Tomioka
J Village
Iwaki
①
②
③
④
⑤
⑤

Initiatives	Date	Outcome
① On-site inspection of disrupted base stations within 20-30km radius	Mar. 31-Apr. 1	Inspected 7 base stations (status of equipment, conditions of nearby areas)
② Deployment of satellite mobile base station vehicle to J-Village (Taruha-cho, Fukushima)	Apr. 1	Restored coverage including indoors for the base camp of nuclear plant task force in J-Village (approx. 500 responders)
③ Resetting of base station transmission equipment (in Katsurao-mura, Fukushima)	Apr. 6	Restored services of 2 base stations
④ Installation of high-performance antenna for areas close to Fukushima Daiichi Nuclear Plant (Iwaki, Fukushima)	Apr. 13	Restored coverage in areas near Fukushima Nuclear Plant and along Route 6
⑤ Replacement of transmission lines for areas along Joban Expressway (sections between Iwaki, Banjo-Tomioka and Haramachi)	Apr. 13	Restored service of 13 base stations through optical fiber connection

10

Restoration of Areas (within 20km from Fukushima Daiichi Nuclear Plant)

- Installed a high-performance antenna in a base station approx. 25km away from Fukushima Daiichi Nuclear Plant to restore coverage in areas close to the nuclear plant and along Route 6
- Replaced transmission line to restore service



Before (Apr. 6)
Fukushima Daiichi Nuclear Plant
Fukushima Daini Nuclear Plant
Approx. 25km
J-Village
Site installed with high-performance antenna



After (Apr. 13)
Fukushima Daiichi Nuclear Plant
Route 6
20Km
Fukushima Daini Nuclear Plant
J-Village
30Km
Base stations restored by replacing transmission line
Areas restored by high-performance antenna+ transmission line replacement

Map use approval: (c) Obunsha No. 53G014

11

Restoration of Areas (within 20km from Fukushima Daiichi Nuclear Plant) Coverage restoration at J-Village (Taruha-cho) Base station restoration by replacement of transmission line (Deployed satellite mobile base station vehicle on Apr. 1) (Exchange office in Tomioka-city: Replaced on Apr. 13) Coverage restoration by using high-performance antenna (Base station site in Iwaki-city: Installed on Apr. 13) 12

DOCOMO Group Organization for Restoration #EMobilized a total of some 4,000 people, mainly from the Tohoku Regional Office with help from DOCOMO headquarters, other Regional Offices, other group companies and partner companies, to make an all-out effort to restore communication services. #EEmployed stopgap repair measures deploying mobile base station vehicles and satellite circuits, and provided evacuation shelters with satellite phones and other mobile handsets and devices to secure communication in areas where service was disrupted. Extensive resource mobilization Human resources mobilized for restoration (Principal support activities) No. of personnel #EDeployment of satellite mobile base station vehicles #EDeployment of mobile power supply vehicles Disaster restoration 4,000#EProvision of satellite mobile phones Support for affected areas 2,300 Wide-area support 1,000 DOCOMO Regional Offices Logistics support 1,700 DOCOMO Group companies Disaster-stricken areas Disaster Countermeasures 200 Office Equipment mobilized for restoration No. of locations No. of units (total) Satellite mobile base station vehicle 10 30 Partner companies Mobile base station vehicle 21 31 Mobile power supply vehicle 30 64 13

Restoration Area Maps (in Japanese only) #EIndicating areas where service is available or disrupted, and the restoration schedule of disrupted areas #EDisplaying information such as locations where free mobile phone/satellite phone and battery recharging services are provided, docomo Shop opening hours, etc. #ECommenced on Mar. 20, 2011 after being urgently developed, and updated on a daily basis Map image Cumulative accesses: Possible to perform Approx. 200,000 accesses in first 10 search by address, days of operation keywords Customer comments Flexible size levels #EIt is very useful that I can through zoom in/out see the restoration status of service areas that changes everyday#EVery convenient, because I Restoration schedule can check the availability of services in areas I visit for Areas to be restored by next day relief activities! Areas to be restored by mid-April #EIt was very significant that Areas near Rikuzen-Takata, Iwate DOCOMO played a leading Areas to be restored by late-April role in active disclosure of (As of Mar. 29) Areas to be restored in May or restoration status beyond 14

Support to Evacuation Shelters, etc. #¡ Rental of free mobile phones, etc. #EFree-of-charge rental of mobile phones and free battery recharging stations to secure communication in disaster-stricken areas #Ÿ Free rental of satellite mobile phones: 900 units #Ÿ Free rental of mobile phones: 2,100 units Portable satellite phone 01 #Ÿ Internet access stations with tablets: #ŸFree battery recharging stations: 410 locations 670 units AC adaptors: 6,500 units Solar chargers: 3,150 units Multi-chargers: 130 units 15

Support to Various Organizations/Companies

■ Cooperation/support to various institutions

○ Provided tablet devices, data cards, etc., as a means of communication to assist various institutions engaged in relief/restoration activities in disaster-stricken areas

	Provided (13 projects)	Planned
GALAXY Tab	420 units*	320 units
Data card, Wi-Fi router	210 units	1,000 units
Mobile Phone	18 units*	–

* Included in the no. of rental phones on P. 14

◆ Principal support activities

Support offered to:	Overview	Support from DOCOMO
"Evacuation Shelter Surveillance System" (Support for research/medical institutions) 【Period 】From Mar. 31, 2011	Local government officials and nurses utilize the Tab to record information regarding the occurrence of infectious disease at evacuation shelters. The recorded information contributes to a more efficient medical system and distribution of medicines.	GALAXY Tab: 300 units Basic monthly charge, communication charge: Free (Mar. 31 – Jun. 30, 2011)
National Research Institute for Earth Science and Disaster Prevention (NIED) 【Period】From Mar. 23, 2011	"Disaster Risk Information Platform" developed by NIED provides map data and related information to isolated municipalities. Data cards from DOCOMO provide a means of communication.	Data cards: 100 units Basic monthly charge, communication charge: Free (Mar. 23 – Jun. 30, 2011)
Elementary/junior high schools in Iwate Prefecture 【Period】From Apr. 25, 2011	DOCOMO has been assisting information sharing between prefectural authorities and 60 elementary/ junior schools in Iwate where network environment was destroyed. Mobile Wi-Fi routers were provided as a means of data communications.	Mobile Wi-Fi routers: 60 units Basic monthly charge, communication charge: Free (Apr. 25 – Jul. 31, 2011)
Japan Primary Care Association 【Period】From Apr. 12 , 2011	Devices from DOCOMO provide means for communication between evacuation shelters and doctors who are able to practice in the disaster-affected areas or doctors volunteering in remote rural areas.	GALAXY Tab : 42 units Data cards: 3 units Basic monthly charge, communication charge: Free (Apr. 12 –Jul. 31, 2011)
The Japan Chamber of Commerce and Industry (JCCI) 【Period】From Apr. 11, 2011	Because the local chambers of commerce in Iwate, Miyagi and Fukushima prefectures were affected by the disaster, members of JCCI are working to assist in the restoration of small & medium sized enterprises. DOCOMO devices provide them a means for communication.	Data cards: 30 units Mobile phones: 10 units Basic monthly charge, communication charge: Free (Apr. 11 – Mid-July, 2011)
Japan Meteorological Agency (JMA) 【Period】From Mar. 23, 2011	Provision of data monitored by DOCOMO's environmental sensor network to assist the JMA's observation activities due to disruption of some AMeDAS observation points	Provision of environment sensor network observation data (temperature, rainfall, wind)

16

Payment-Related Support Measures Items Content Extension of payment March bills (For use in Feb. 2011) Payment deadline deadline April bills (For use in March 2011) #Ë extended to May bills (For use in April 2011) Jun. 30, 2011 Refund of charges Refund of basic monthly fee, optional service charges and flat-rate packet charges, for the periods when the service was unavailable due to failure of DOCOMO facilities or mobile phones damaged by water exposure Waiver of cancellation Waiver of cancellation fees for customers who request charges cancellations on subscriptions due to disruption of service Free data restoring service Waiver of data restoring service fee (regularly ¥5,250) for damaged by water exposure Waiver of commission Waiver of commission for reissuing FOMA cards and phone number storage Special discount for Special discount of up to ¥10,500 to be provided for purchase of a purchase of mobile phone new mobile phone (some models can be purchased virtually for ¥0) Reduced mobile phone 50% discount of repair charges of damaged phones repair charges 17

Launch of Charity Drive Website #ECollected donations totaling approx. ¥944 million (As of Apr. 26, 2011) Donations collected (As of Apr. 26, 2011) Donations No. of cases Amount By sale of charity content 64,048 ¥ 12,449,410 Through the “DOCOMO mobile remittance service” 190,534 ¥558,657,877 Of “DOCOMO Points” 181,663 ¥370,417,700 By DCMX (credit card) (To be confirmed after payment is made) Of DCMX points (As of Apr. 26, 2011) 305 ¥ 541,200 By sale of charity apps on docomo market (i-mode) 7,168 ¥ 1,915,450 TOTAL 443,718 ¥944,031,637 18

Support by DOCOMO Group Companies

1. Support offered by DOCOMO Group companies

Company name	Content	Donations, etc.
Oak Lawn Marketing, Inc.	• Established disaster-relief fund and collected donations by calling for cooperation from overseas partners, etc. • Delivery of own products (low-resilience mattresses, blankets) and other relief supplies (baby formula, diapers, medical and sanitary products) directly to evacuation shelters • Support of sales of local specialty products through OLM's order receipt/payment/delivery system	¥150 million
D2 COMMUNICATIONS INC	• Donation	Approx. ¥10.40 million
net mobile AG (Germany)	• Collection of donation using SMS	(in progress)
DOCOMO PACIFIC, INC (Guam/Saipan)	• Joint fund-raising with other companies • Donation collection using SMS and charity auctions • Donated 15% of revenues from sales of prepaid handsets/SIM cards, etc.	Approx. US$ 50,000
NTT DOCOMO USA, INC. (USA)	• Partial waiver of international call charges to Japan, and waiver of international roaming charges during stay in Japan	—
Weather Service, Inc.	•Free provision of information site containing detailed weather information of disaster-stricken areas	—

2. Cooperation from manufacturers

Samsung Japan Corporation	• Provision of GALAXY Tab for free	2,400 units

19

Support to docomo Shops #ERelief money totaling ¥38.00 million for disaster-stricken docomo Shop operators #EJoint call for cooperation in financial aid to all docomo Shop operators in Japan by primary 10 distributors and DOCOMO. Financial aid from DOCOMO matched the total sum collected from nationwide shop operators#EAssistance in rebuilding shops and on financing expenses for products, etc. #EZero-interest loans upon the request from shop operators docomo Shop (Ishinomaki-Higashi, Miyagi) Remains of docomo Shop (Rikuzen-Takata, Iwate) docomo Shop (Ishinomaki-Higashi, Miyagi: Interior) 20

Full-Scale Restoration Plan #EFull-scale restoration will be carried out to replace stop-gap/temporary repair measures to recover network area quality to pre-earthquake levels by Sept. 30, 2011 Full-scale restoration works for regions that suffered enormous devastation (e.g., entire town destroyed by tsunami, etc.) will be carried out in coordination with each region’s revival Full-scale restoration Submerged/ Newly physically constructed damaged base stations stations : 97 No. of base stations to be restored: 194 Stations with Repaired Recovery of network area damage to facilities quality to pre-earthquake facilities: 97 levels by Sept. 30, 2011 Transmission (Note) Damaged Repaired Areas within the exclusion zones line sections: transmission near Fukushima Nuclear Plant will be facilities 140 lines restored taking into consideration regulations and other conditions 21

Great East Japan Earthquake-Related Restoration/Support Expenses Estimated impact Overview CAPEX Profit/ Loss Stop gap/ Temporary facility construction temporary #| ¥5.5 billion subcontract, etc. repairs Removal of submerged/ Removal of physically damaged facilities, #| ¥4.5 billion damaged facilities etc. Financial support for handset Customer support #| ¥4.0 billion repairs/purchases, etc. Installment of new base Full-scale stations, ¥10.0 billion ¥2.0 billion recovery transmission lines, etc. TOTAL ¥10.0 billion ¥16.0 billion (Donation is not included) 22

NTT DOCOMO, INC. New Disaster Preparedness Measures Apr. 28, 2011 Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberat e incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders. 1

New Disaster Preparedness Measures: Basic Approach (1) Deploy base stations using large-zone scheme separately from ordinary base stations in densely populated cities across Japan (approx. 100 locations) to efficiently secure communications broadly over densely populated areas in #ESecuring communication in the event of a wide-area disaster or power outage key areas #Ë Cover approx. 35% of populated areas (2) Promote use of uninterruptible power supply systems and (e.g., densely populated areas, ensure 24-hour autonomous power supply by extending administrative centers, etc.) battery hours in base stations (approx. 1,900 stations) to secure communication in prefectural/municipal government offices and other important institutions for at least 24 hours Cover approx. 65% of populated areas and approx. 50% of designated disaster-based hospitals (3) Secure communication by swift provision of satellite mobile phones (3,000 units: planned)#ESwift response to (4) Quick construction of service areas using satellite system#EIncrease no. of satellite-entrance base stations disaster-stricken areas (car-mount type: double from current level to 19 units, portable type: 24 new units) (5) Flexible area construction using entrance microwave system#EDeployment of emergency microwave facilities (100 sections) (6) Development of voice message service using disaster-resilient packet communications technology#EFurther improvement of (7) Enrichment of “Restoration Area Maps” (8) Support of voice guidance in “Disaster Message Board” customer convenience service for improved ease of use (9) Further utilization of “Area Mail” (10) Further utilization of ICT through convergence with SNS, etc. 2

New Disaster Preparedness Measures: Breakdown

Overview		Estimated impact: CAPEX	Estimated impact: Expenses
Securing communication in key areas	(1) Construction of base stations using large-zone scheme	¥3.0 billion	¥3.0 billion
	(2) Uninterruptible power supply, 24-hour battery supply	¥14.0 billion	
Swift response to disaster-stricken areas	(3) Increase of satellite mobile phones	¥1.0 billion	
	(4) Increase of satellite entrance circuits	¥1.0 billion	
	(5) Deployment of emergency microwave entrance facilities	¥1.0 billion	
Improved convenience	(6) Provision of disaster voice message service	¥0.5 billion	
	(7) Improvement of “Restoration Area Maps”		
	(8) Support of voice guidance in “Disaster Message Board” service		
	(9) Further utilization of “Area Mail”		
	(10) Further utilization of ICT through convergence with SNS, etc.		
TOTAL		¥20.5 billion	¥3.0 billion

3

Construction of Large-Zone Base Stations

- **Newly construct base stations using large-zone scheme separately from ordinary base stations to efficiently secure communications broadly over densely populated areas in the event of a wide-area disaster or power outage**
  - Deployment in a total of approx. 100 locations across Japan
    Approx. 2 locations per prefecture except for Tokyo (5 locations) and Osaka (4 locations)
  - Use of large-zone scheme covering 7km radius with 360-degree antenna directivity
    ⇒ Cover approx. 35% of populated areas
  - Utilization of disaster-resilient buildings or towers
  - Secure high reliability (Use of uninterruptable power supply systems, redundant transmission lines)



Outage
Wireless transmission
Outage
Wireline transmission
docomo
Engine
Wireline transmission
Physical damage
Outage
Circuit disruption
Populated areas

4

Uninterruptible Power Supply/24-hour Battery Supply

- Promote use of uninterruptible power supply systems and ensure 24-hour autonomous power supply by extending battery hours in base stations (approx. 1,900 stations) to secure communication in prefectural/municipal government offices and other important institutions for at least 24 hours*1
  ⇒ Cover approx. 65% of populated areas and approx. 50% of designated disaster-base hospitals*2

- Base stations in buildings owned by DOCOMO, etc: Engine-driven uninterruptible power supply
- Tower base stations: Extend battery hours to 24 hours

In situations where support of 24-hour battery supply is difficult ,e.g., base stations located in private buildings (approx. 80 stations), battery capacity will be reinforced to the extent possible

Prefectural government offices, etc.	61
Municipal government offices	1,917

*1: Set at 24 hours taking into account the time required to stabilize traffic congestion after occurrence of Great East Japan Earthquake

*2: Designated disaster-base hospitals: 606 hospitals designated by the Ministry of Health, Labour and Welfare (As of Apr. 25, 2011)

Engine-driven uninterruptible power supply

(Approx. 800 stations)


docomo
Prefectural/ municipal government offices, etc.
Engine

◆Breakdown

Uninterruptible PS base stations (Approx. 400)	Base stations to be covered (Approx. 400)		
	24-hour battery (Approx. 90)	10-hour battery (Approx. 90)	3-hour battery (Approx. 220)

24-hour battery supply

(Approx. 1,100 stations)


Prefectural/ municipal government offices, etc.
Battery

◆Breakdown

24-hour battery supply (Approx. 150)	Base stations to be covered (Approx. 950)	
	10-hour battery (Approx. 530)	3-hour battery (Approx. 420)

5

Swift provision of Satellite Mobile Phones to Evacuation Shelters #EPromptly provide each evacuation shelter, etc., with 5-10 sets* of satellite mobile phones after occurrence of a disaster, to secure communication without delay in areas where regular mobile phone service is disrupted — Plan to secure 3,000 units of satellite mobile phones in preparation for a large-scale disaster * 1 set comprises a satellite mobile phone, battery, DC charger (for battery recharging using cigarette lighters in cars) and operation manual Evacuation shelter Evacuation shelter #E#E#E#E#E 5-10 sets Evacuation shelter 6

Early Restoration of Disaster-Stricken Areas #EEffectively utilize satellite/microwave circuits that offer superior immediacy and mobility to ensure early restoration of disaster-stricken areas - Increase no. of satellite-entrance mobile base stations installed (Car-mount type: double from current level to 19 units, Portable type: 24 new units) — Deploy emergency microwave entrance facilities (100 sections) Utilization/expansion of satellite entrance circuits Utilization of microwave entrance circuits Microwave (wireless) Car-mount entrance mobile base station To be deployed in case of emergency Area construction using mobile base station Portable mobile base station 7

Improved Convenience (1)

(6) Development of disaster voice message service (planned for launch within FY2011)

- Develop a service that carries voice message to the destination by efficiently transmitting voice files over the packet network via a server, because voice calls are difficult to get through with circuit-switched networks in the event of a disaster due to congestion caused by massive outbound calls
- Plan to start service within FY2011 for calls between docomo Smartphones*

* Types of devices supporting this service are planned to be expanded progressively

Service image


Cannot connect your call right now. Please leave a message
Calling party
I'm safe, staying in evacuation shelter XX!
Outbound call restriction
Voice call
Circuit-switched network
Packet network
Server
Send voice file
Incoming call
Send voice file
Here's a message for you.
I'm safe, staying in evacuation shelter XX!
Called party
Convert voice message into a file ==> Send automatically
Store voice file
Receive voice file

8

Improved Convenience (2) (7) Improvement of Restoration Area Maps #EActivate “Restoration Area Map” of affected areas immediately after occurrence of a large-scale disaster#EStudy ways to improve readability (ease of reading icons, diversification of information provided)#EClearly indicate special areas constructed in response to disaster (e.g., information pertaining to base stations constructed using large-zone scheme, etc) (8) Development of a voice guidance application for Disaster Message Board service (Planned for launch in summer 2011) #EActivation of “Disaster Message Board voice guidance application” using voice recognition#EImprove ease of use through the support of voice guidance and icon touch on handset screens, to make it easier for users to use “safety information registration/confirmation” function of message board (9) Further utilization of Area Mail #EProvide enhanced safety/security features and convenience through the collaboration with local governments #EIncrease usage opportunities and improve flexibility of operation by more meticulously controlling the areas of mail distribution (10) Further utilization of ICT through convergence with SNS, etc. #EUtilization of various means for prompt information dispatching linked with social networking services (SNS), in addition to information dispatch through home page#EStudy introduction of search capabilities that enable timely, one-stop access to necessary information from a wide variety of information sources including SNS, etc. 9